AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 24, 1995



                                                       REGISTRATION NO. 33-58151

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------

                              CARNIVAL CORPORATION
             (Exact name of registrant as specified in its charter)

                REPUBLIC OF PANAMA                                      59-1562976
         (State or other jurisdiction of                             (I.R.S. Employer
          incorporation or organization)                          Identification Number)

                             3655 N.W. 87TH AVENUE
                           MIAMI, FLORIDA 33178-2428
                                 (305) 599-2600
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              -------------------

                              ALAN R. TWAITS, ESQ.
                                GENERAL COUNSEL
                              CARNIVAL CORPORATION
                             3655 N.W. 87TH AVENUE
                           MIAMI, FLORIDA 33178-2428
                                 (305) 599-2600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                              -------------------

                                   COPIES TO:

               JAMES M. DUBIN, ESQ.                              ROBERT S. RISOLEO, ESQ.
     PAUL, WEISS, RIFKIND, WHARTON & GARRISON                      SULLIVAN & CROMWELL
           1285 AVENUE OF THE AMERICAS                               125 BROAD STREET
          NEW YORK, NEW YORK 10019-6064                          NEW YORK, NEW YORK 10004
                  (212) 373-3000                                      (212) 558-4000

                              -------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than in connection with dividend or interest reinvestment plans, please check the following box. / /
                              -------------------

                        CALCULATION OF REGISTRATION FEE


 TITLE OF EACH CLASS OF
    SECURITIES TO BE       AMOUNT TO BE          PROPOSED MAXIMUM              PROPOSED MAXIMUM               AMOUNT OF
       REGISTERED           REGISTERED      OFFERING PRICE PER UNIT(2)    AGGREGATE OFFERING PRICE(2)    REGISTRATION FEE(3)
Class A Common Stock,
$.01 par value..........   15,870,000(1)             $ 23.125                    $ 366,993,750                $ 126,550


(1) Includes 2,070,000 shares of Class A Common Stock which may be purchased by the U.S. and International Underwriters to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average high ($23.25) and low ($23) sales prices of the Registrant's Class A Common Stock on the New York Stock Exchange on March 17, 1995.


(3) Previously paid.

                              -------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    The prospectus relating to the Class A Common Stock being registered hereby to be used in connection with a United States offering (the "U.S. Prospectus") is set forth following this page. The prospectus to be used in a concurrent international offering (the "International Prospectus") will consist of alternate pages set forth following the U.S. Prospectus and the balance of the pages included in the U.S. Prospectus for which no alternate is provided. The U.S. Prospectus and the International Prospectus are identical except that they contain different front cover and back cover pages and different descriptions of certain tax consequences to shareholders and the plan of distribution (contained under the captions "Taxation" and "Underwriting" in both the U.S. Prospectus and the International Prospectus).

                  SUBJECT TO COMPLETION, DATED MARCH 24, 1995


                               13,800,000 SHARES

[LOGO]
                              CARNIVAL CORPORATION

                              CLASS A COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                              -------------------

     Of the 13,800,000 shares of Class A Common Stock offered, 11,040,000 shares are being offered hereby in the United States and 2,760,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".

    All of the 13,800,000 shares of Class A Common Stock offered are being sold by certain shareholders of the Company. See "Selling Shareholders". The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Shareholders.


    The Class A Common Stock is listed on the New York Stock Exchange under the symbol "CCL". The last reported sale price of the Class A Common Stock on the New York Stock Exchange on March 23, 1995 was $22.25 per share. See "Price Range of Class A Common Stock and Dividends".

                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------

                                                     INITIAL PUBLIC   UNDERWRITING   PROCEEDS TO SELLING
                                                     OFFERING PRICE   DISCOUNT(1)      SHAREHOLDERS(2)
                                                     --------------   ------------   -------------------
Per Share..........................................   $               $                  $
Total(3)...........................................   $               $                  $

------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.


(2) Before deducting estimated expenses of $          payable by the Company and
    $          payable by the Selling Shareholders.


(3) The Company has granted the U.S. Underwriters an option for 30 days to purchase up to an additional 1,656,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, an over-allotment option on 414,000 shares has been granted by the Company as part of the International Offering. If such options are exercised in full, the total initial public offering price,
    underwriting discount and proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting".

                              ----------------------

    The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about
            , 1995.

GOLDMAN, SACHS & CO.
                             BEAR, STEARNS & CO. INC.
                                                       MERRILL LYNCH & CO.
                              -------------------

               The date of this Prospectus is             , 1995.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                              -------------------

                             AVAILABLE INFORMATION

    Carnival Corporation (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy materials and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy materials and other information concerning the Company and the Registration Statement (as defined below) can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which the Company's Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), and 4 1/2% Convertible Subordinated Notes Due July 1, 1997 (the "Convertible Notes") are listed.

    The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), with respect to the shares of Class A Common Stock offered hereby (the "Shares"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any documents referred to are not necessarily complete, and in each instance reference is made to such exhibit for a more complete description and each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    The Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1994 filed with the Commission (File No. 1-9610) pursuant to the Exchange Act, as amended by a Form 10-K/A #1 dated March 21, 1995, the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1995, and the description of the Company's Class A Common Stock contained in its Registration Statement on Form 8-A dated October 31, 1991 filed with the Commission pursuant to Section 12(d) of the Exchange Act, including any amendments or reports filed for the purpose of updating such description, are incorporated herein by reference.


    All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares made hereby shall be deemed incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference, or contained in this Prospectus, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom this Prospectus has been delivered, upon written or oral request of such person, a copy (without exhibits other than exhibits specifically incorporated by reference) of any or all documents incorporated by reference into this Prospectus. Requests for such copies should be directed to Investor Relations, Carnival Corporation, 3655 N.W. 87th Avenue, Miami, Florida 33178-2428; telephone number (305) 599-2600.

                               PROSPECTUS SUMMARY


    The following is a summary of certain information contained in this Prospectus. This summary is not intended to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements appearing elsewhere in this Prospectus or incorporated herein by reference. Unless indicated otherwise, the information contained in this Prospectus assumes the Underwriters' over-allotment options are not exercised. For all periods, the information contained in this Prospectus reflects a two for one stock split of the Company's Common Stock that was effective on November 30, 1994. Investors should carefully consider the information set forth in "Certain Considerations" before making any decision to invest in the Class A Common Stock.


                                  THE COMPANY

    Carnival Corporation is the world's largest multiple-night cruise line based on the number of passengers carried and revenues generated. The Company offers a broad range of cruise products, serving the contemporary cruise market through Carnival Cruise Lines and the Company's European joint venture, Epirotiki Lines, the premium market through Holland America Line and the luxury market through Windstar Cruises and the Company's joint venture, Seabourn Cruise Line. In total, the Company owns and operates 19 cruise ships with an aggregate capacity of 23,995 passengers based on two passengers per cabin. Through its joint ventures, the Company has an interest in the operation of an additional 10 cruise ships with an aggregate capacity of 5,608 passengers. The nine Carnival Cruise Lines ships have an aggregate capacity of 14,756 passengers with itineraries in the Caribbean and Mexican Riviera. The seven Holland America Line ships have an aggregate capacity of 8,795 passengers, with itineraries in the Caribbean and Alaska and through the Panama Canal, as well as other worldwide itineraries. The three Windstar ships have an aggregate capacity of 444 passengers with itineraries in the Caribbean, the South Pacific, the Mediterranean and the Far East. The two Seabourn ships have an aggregate capacity of 408 passengers with itineraries in the Caribbean, the Baltic, the Mediterranean and the Far East. The eight Epirotiki ships have an aggregate capacity of approximately 5,200 passengers with itineraries in the Mediterranean.

    The Company has signed agreements with a Finnish shipyard providing for the construction of four additional SuperLiners, each with a capacity of 2,040 passengers, for Carnival Cruise Lines with delivery expected in June 1995, March 1996, February 1998 and November 1998. The Company also has agreements with an Italian shipyard for the construction of two cruise ships, each with a capacity of 2,640 passengers, for Carnival Cruise Lines with delivery expected in September 1996 and December 1998 and for the construction of one cruise ship with a capacity of 1,266 passengers and one cruise ship with a capacity of 1,320 passengers for Holland America Line, with delivery expected in June 1996 and September 1997, respectively.

    The Company also operates a tour business, through Holland America Line-Westours Inc. ("Holland America Westours"), which markets sightseeing tours both separately and as a part of Holland America Line cruise/tour packages. Holland America Westours operates 16 hotels in Alaska and the Canadian Yukon, four luxury day-boats offering tours to the glaciers of Alaska and the Yukon River, over 290 motor coaches used for sightseeing and charters in the states of Washington and Alaska and in the Canadian Rockies and ten private domed rail cars which are run on the Alaskan railroad between Anchorage and Fairbanks.

                                 THE OFFERINGS

Class A Common Stock offered by the Selling
 Shareholders(1):
U.S. Offering................................  11,040,000 shares
International Offering.......................  2,760,000 shares
Total........................................  13,800,000 shares
Class A Common Stock to be outstanding after
the offerings (2)............................  227,657,502 shares of Class A Common Stock.
                                               In addition, 54,957,142 shares of the
                                               Company's Class B Common Stock, par value
                                               $.01 per share (the "Class B Common Stock"),
                                               are outstanding.
NYSE Symbol..................................  CCL
Use of Proceeds..............................  The Company will not receive any proceeds from the sale of the Shares being sold by the
                                               Selling Shareholders (as defined below). The
                                               Selling Shareholders are selling the Shares
                                               for certain estate planning and other related
                                               purposes. If the over-allotment options are
                                               exercised in full, the Company will use the
                                               net proceeds (estimated to be $          ) to
                                               repay indebtedness under its revolving credit
                                               facility. See "Use of Proceeds".
Selling Shareholders.........................  The selling shareholders are four foreign trusts established for the benefit of Micky
                                               Arison, Shari Arison, Marilyn Arison and
                                               others (collectively, the "Selling
                                               Shareholders").

------------

(1) The Company has granted the U.S. and International Underwriters over-allotment options to purchase an additional 2,070,000 shares of Class A Common Stock.


(2) Based upon 227,657,502 shares of Class A Common Stock outstanding as of February 28, 1995. Excludes approximately 1,134,000 shares of Class A Common Stock subject to outstanding options granted under the Company's stock option plans and approximately 6,619,000 shares that are reserved for issuance upon conversion of the Convertible Notes.

                         SUMMARY FINANCIAL INFORMATION
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


                            THREE MONTHS ENDED
                               FEBRUARY 28,                          YEAR ENDED NOVEMBER 30,
                            -------------------   --------------------------------------------------------------
                              1995       1994        1994         1993       1992(1)        1991         1990
                            --------   --------   ----------   ----------   ----------   ----------   ----------
OPERATIONS DATA:
Revenues..................  $419,820   $385,256   $1,806,016   $1,556,919   $1,473,614   $1,404,704   $1,253,756
Operating income..........    76,912     72,013      443,674      347,666      324,896      315,905      291,313
Income from continuing
operations................    67,552     65,051      381,765      318,170      281,773      253,824      234,431
Discontinued
operations(2).............     --         --          --           --           --         (168,836)     (28,229)
Net income................    67,552     65,051      381,765      318,170      276,584       84,988      206,202
Earnings per share:
  Continuing operations...  $    .24   $    .23   $     1.35   $     1.13   $     1.00   $      .93   $      .87
  Net income..............  $    .24   $    .23   $     1.35   $     1.13   $      .98   $      .31   $      .77
Dividends declared per
share.....................  $   .075   $   .070   $     .285   $     .280   $     .280   $     .245   $     .240
Weighted average shares...   282,826    282,674      282,744      282,474      281,686      273,832      269,490
Passenger cruise days.....     2,107      1,916        8,102        7,003        6,766        6,365        5,565
Percentage of total cruise
capacity(3)...............     99.9%     100.2%       104.0%       105.3%       105.3%       105.7%       106.6%


                                                                                        FEBRUARY 28, 1995
                                                                                       --------------------
BALANCE SHEET DATA:
Cash and cash equivalents and short-term investments................................        $  113,630
Total current assets................................................................           249,821
Total assets........................................................................         3,704,025
Customer deposits(4)................................................................           281,702
Total current liabilities...........................................................           583,878
Long-term debt and convertible notes................................................         1,128,365
Total shareholders' equity..........................................................         1,977,759

------------
(1) In the fiscal year ended November 30, 1992, the Company took an extraordinary charge of $5.2 million in connection with the early redemption of its Zero Coupon Convertible Subordinated Notes due 2005.


(2) In November 1991, the Company adopted a formal plan to dispose of Carnival's Crystal Palace Resort and Casino (the "CCP Resort"), which comprised the entire resort and casino segment of the Company's operations. At that time, the Company recorded a provision for the loss on disposal of the CCP Resort of approximately $135 million, representing a write-down of $95 million to record the property at its estimated net realizable value and a provision of $40 million for the possible funding of the CCP Resort prior to disposal. The data for the fiscal year ended November 30, 1990 has been restated to reflect the discontinuation for the CCP Resort operations for accounting purposes.


(3) In accordance with cruise industry practice, total capacity is calculated based on two passengers per cabin even though some cabins can accommodate three or four passengers. The percentages in excess of 100% indicate that more than two passengers occupied some cabins.


(4) Represents customer deposits for cruises and tours which will be recognized as revenue when earned in the future.

                                  THE COMPANY

    Carnival Corporation is the world's largest multiple-night cruise line based on the number of passengers carried and revenues generated. The Company offers a broad range of cruise products, serving the contemporary cruise market through Carnival Cruise Lines and the Company's European joint venture, Epirotiki Lines, the premium market through Holland America Line and the luxury market through Windstar Cruises and the Company's joint venture, Seabourn Cruise Line. In total, the Company owns and operates 19 cruise ships with an aggregate capacity of 23,995 passengers based on two passengers per cabin. Through its joint ventures, the Company has an interest in the operation of an additional 10 cruise ships with an aggregate capacity of 5,608 passengers. The nine Carnival Cruise Lines ships have an aggregate capacity of 14,756 passengers with itineraries in the Caribbean and Mexican Riviera. The seven Holland America Line ships have an aggregate capacity of 8,795 passengers, with itineraries in the Caribbean and Alaska and through the Panama Canal, as well as other worldwide itineraries. The three Windstar ships have an aggregate capacity of 444 passengers with itineraries in the Caribbean, the South Pacific, the Mediterranean and the Far East. The two Seabourn ships have an aggregate capacity of 408 passengers with itineraries in the Caribbean, the Baltic, the Mediterranean and the Far East. The eight Epirotiki ships have an aggregate capacity of approximately 5,200 passengers with itineraries in the Mediterranean.

    The Company has signed agreements with a Finnish shipyard providing for the construction of four additional SuperLiners, each with a capacity of 2,040 passengers, for Carnival Cruise Lines with delivery expected in June 1995, March 1996, February 1998 and November 1998. The Company also has agreements with an Italian shipyard for the construction of two cruise ships, each with a capacity of 2,640 passengers, for Carnival Cruise Lines with delivery expected in September 1996 and December 1998 and for the construction of one cruise ship with a capacity of 1,266 passengers and one cruise ship with a capacity of 1,320 passengers for Holland America Line, with delivery expected in June 1996 and September 1997, respectively.

    The Company also operates a tour business, through Holland America Westours, which markets sightseeing tours both separately and as a part of Holland America Line cruise/tour packages. Holland America Westours operates 16 hotels in Alaska and the Canadian Yukon, four luxury day-boats offering tours to the glaciers of Alaska and the Yukon River, over 290 motor coaches used for sightseeing and charters in the states of Washington and Alaska and in the Canadian Rockies and ten private domed rail cars which are run on the Alaskan railroad between Anchorage and Fairbanks.

    The Company was incorporated under the laws of the Republic of Panama in November 1974. The Company's executive offices are located at 3655 N.W. 87th Avenue, Miami, Florida 33178-2428, telephone number (305) 599-2600. The Company's registered office in Panama is located at 10 Elvira Mendez Street, Interseco Building, Panama, Republic of Panama.

                             CERTAIN CONSIDERATIONS

TAXATION OF THE COMPANY

    The Company believes that it is not subject to United States corporate tax on its income from the international operation of ships ("Shipping Income"). (Certain of the Company's United States source income, such as Holland America Line's income from bus, hotel and tour operations, is not Shipping Income, and thus is subject to United States tax.) The applicable exemption from United States corporate income tax, which is provided by Section 883 of the Internal Revenue Code of 1986, as amended (the "Code"), is available under current United States law for as long as the

Company and its subsidiaries that earn Shipping Income (collectively, the "Shipping Companies") meet both an "Incorporation Test" and a "CFC Test".

    A corporation meets the Incorporation Test if it is organized under the laws of a foreign country that grants an equivalent exemption to corporations organized in the United States (an "equivalent exemption jurisdiction"). The Company believes that all of the Shipping Companies are organized in equivalent exemption jurisdictions.

    A Shipping Company meets the CFC Test if it is a controlled foreign corporation ("CFC"), as defined in Section 957(a) of the Code. A foreign corporation is a CFC if stock representing more than 50% of such corporation's voting power or equity value is owned (or considered as owned) by United States persons each of whom owns (or is considered to own) stock representing 10% or more of the corporation's voting power.


    The Company and the Shipping Companies meet the CFC Test because stock of the Company representing more than 50% of the voting power of all the Company's stock is owned by the Micky Arison 1994 "B" Trust, a United States trust whose primary beneficiary is Micky Arison (the "B Trust"). If the Company and the Shipping Companies were to cease to meet the CFC test, and no other basis for exemption were available, much of their income would become subject to taxation by the United States at higher than normal corporate tax rates.


CONTROL BY PRINCIPAL SHAREHOLDERS

    Following the sale of the Shares, Ted Arison, the B Trust, certain members of the Arison family, trusts for the benefit of Mr. Ted Arison's children and the Arison Foundation, Inc., a private foundation established by Ted Arison (collectively, the "Principal Shareholders"), will beneficially own, in the aggregate, approximately 59.8% of the outstanding capital stock and will control, in the aggregate, approximately 77.4% of the voting power of the Company. For as long as the B Trust holds a majority of the shares of the Class B Common Stock and the number of outstanding shares of Class B Common Stock is at least 12 1/2% of the number of outstanding shares of both Class A and Class B Common Stock, the B Trust will have the power to elect at least 75% of the directors and to substantially influence the Company's affairs and policies. Micky Arison, the Chairman and Chief Executive Officer of the Company, has the sole right to vote and direct the sale of the Class B Common Stock held by the B Trust, subject, during Ted Arison's lifetime, to the consent of the trustee of the B Trust. The Company has agreed under certain loan agreements to ensure that Ted Arison or members of his immediate family beneficially own, directly or indirectly, a number of shares of the Company's capital stock at least sufficient to elect the majority of the directors.

                                USE OF PROCEEDS

    The Company will not receive any proceeds from the sale of the Shares being sold by the Selling Shareholders. The Selling Shareholders are selling the Shares for certain estate planning and other related purposes.

    Assuming that the over-allotment options are exercised in full, the net proceeds to the Company from the sale of the Class A Common Stock (estimated to
be $          ) will be used to repay a portion of the Company's indebtedness under the $750 million revolving credit facility with a syndicate of banks led by Citibank, N.A. (the "Revolving Credit Facility"). As of February 28, 1995, the Company had $215 million of outstanding indebtedness under the Revolving Credit Facility. The net proceeds from the indebtedness incurred under the Revolving Credit Facility during the last 12 months were used to finance the acquisition of the cruise ships Ryndam and Fascination. The Revolving Credit Facility has a term that expires on June 15, 1999 and amounts borrowed under the Revolving Credit Facility bear interest, at the Company's option, at either (i) a floating rate equal to LIBOR plus .20% or (ii) a negotiated interest rate (based upon either LIBOR or an absolute rate). On February 28, 1995, the weighted average interest rate for amounts outstanding under the Revolving Credit Facility was 6.22%.

               PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDENDS

    The Company's Class A Common Stock is listed on the New York Stock Exchange under the symbol "CCL". There is no established public trading market for the Company's Class B Common Stock.

    The following table sets forth for the periods indicated the high and low intra-day prices for the Class A Common Stock as reported on the New York Stock Exchange-Composite Transactions and dividends paid.


                                                                    CLASS A
                                                                  COMMON STOCK
                                                                     PRICES
                                                               ------------------
                                                                HIGH        LOW      DIVIDENDS
                                                               -------    -------    ---------
1995:
  Second Quarter (through March 23, 1995)...................   $23.750    $22.250      $--
  First Quarter.............................................    23.750     19.125       .075
1994:
  Fourth Quarter............................................    23.125     20.563       .075
  Third Quarter.............................................    24.063     21.750       .070
  Second Quarter............................................    25.438     21.000       .070
  First Quarter.............................................    26.125     23.000       .070
1993:
  Fourth Quarter............................................    24.125     19.875       .070
  Third Quarter.............................................    22.125     16.500       .070
  Second Quarter............................................    19.563     15.125       .070
  First Quarter.............................................    19.688     15.688       .070



    As of March 16, 1995, there were approximately 3,501 holders of record of the Company's Class A Common Stock. All of the issued and outstanding shares of Class B Common Stock are held by the B Trust. The last reported sale price of the Class A Common Stock on the New York Stock Exchange on March 23, 1995 was $22.25 per share.


                                DIVIDEND POLICY

    The Company declared cash dividends of $.070 per share in each quarter of fiscal 1993, $.070 per share in each of the first three fiscal quarters of 1994, $.075 per share in the fourth quarter of fiscal 1994 and $.075 per share in the first quarter of 1995. Payment of future quarterly dividends will depend, among other factors, upon the Company's earnings, financial condition and capital requirements and certain tax considerations of certain of the Principal Shareholders, some of whom are required to include a portion of the Company's earnings in their taxable income whether or not the earnings are distributed. The Company may also declare special dividends to all shareholders in the event that the Principal Shareholders are required to pay additional income taxes by reason of their ownership of the Common Stock, either because of an income tax audit of the Company or the Principal Shareholders or because of certain actions by the Company (such as a failure by the Company to maintain its investment in shipping assets at a certain level) that would trigger adverse tax consequences to the Principal Shareholders under the special tax rules applicable to them.

    Any dividend declared by the Board of Directors on the Company's Common Stock will be paid concurrently at the same rate on the Class A Common Stock and the Class B Common Stock.

    While no tax treaty currently exists between the Republic of Panama and the United States, under current law the Company believes that distributions to its shareholders are not subject to taxation under the laws of the Republic of Panama. Dividends paid by the Company will be taxable as ordinary income for United States Federal income tax purposes to the extent of the Company's current or accumulated earnings and profits, but generally will not qualify for any dividends-received deduction.

    Certain loan documents entered into by certain subsidiaries of HAL Antillen N.V., a subsidiary of the Company ("HAL"), restrict the level of dividend payments by such subsidiaries to HAL.

    The payment and amount of any dividend is within the discretion of the Board of Directors, and it is possible that the amount of any dividend may vary from the levels discussed above. If the law regarding the taxation of the Company's income to the Principal Shareholders were to change so that the amount of tax payable by the Principal Shareholders were increased or reduced, the amount of dividends paid by the Company might be more or less than is currently contemplated.

                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company at February 28, 1995. The information set forth below should be read in conjunction with the financial statements and related notes incorporated in this Prospectus by reference.


                                                                             FEBRUARY 28, 1995
                                                                             -----------------
                                                                                (AMOUNTS IN
                                                                             THOUSANDS, EXCEPT
                                                                              PER SHARE DATA)
Current portion of long-term debt.........................................      $    87,186
                                                                             -----------------
                                                                             -----------------
Long-term debt and convertible notes:
  Mortgages and other loans payable bearing interest at rates ranging from
    8% to 9.9%, secured by vessels........................................      $   198,664
  Unsecured Revolving Credit Facility due 1999............................          215,000
  Other loans payable.....................................................           50,004
  5.75% Notes Due March 15, 1998..........................................          200,000
  6.15% Notes Due October 1, 2003.........................................          124,941
  7.70% Notes Due July 15, 2004...........................................           99,893
  7.20% Debentures Due October 1, 2023....................................          124,863
  4.50% Convertible Subordinated Notes Due July 1, 1997...................          115,000
                                                                             -----------------
      Total long-term debt and convertible notes..........................      $ 1,128,365
                                                                             -----------------
Shareholders' equity:
  Class A Common Stock ($.01 par value; one vote per share; 399,500 shares
authorized; 227,658 shares issued and outstanding)........................      $     2,277
  Class B Common Stock ($.01 par value; five votes per share; 100,500
    shares authorized; 54,957 shares issued and outstanding)..............              550
  Paid-in capital.........................................................          546,464
  Retained earnings.......................................................        1,436,945
  Less--other.............................................................           (8,477)
                                                                             -----------------
      Total shareholders' equity..........................................        1,977,759
                                                                             -----------------
      Total capitalization................................................      $ 3,106,124
                                                                             -----------------
                                                                             -----------------

                            SELECTED FINANCIAL DATA


    The selected financial data presented below for the fiscal years ended November 30, 1990 through 1994 and as of the end of each such fiscal year are derived from the financial statements of the Company and should be read in conjunction with such financial statements and the related notes incorporated in this Prospectus by reference. The selected financial data for the three-month periods ended February 28, 1995 and 1994 are unaudited and, in the opinion of management, include all adjustments, consisting of only normal recurring accruals, necessary for a fair presentation of such data. The Company's operations are seasonal and results for interim periods are not necessarily indicative of the results for the entire year. Certain amounts in prior years have been reclassified to conform with the current year's presentation.


                        THREE MONTHS ENDED
                           FEBRUARY 28,                          YEAR ENDED NOVEMBER 30,
                        -------------------   --------------------------------------------------------------
                          1995       1994        1994         1993       1992(1)        1991         1990
                        --------   --------   ----------   ----------   ----------   ----------   ----------
                                           (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATIONS DATA:
Revenues..............  $419,820   $385,256   $1,806,016   $1,556,919   $1,473,614   $1,404,704   $1,253,756
Costs and expenses:
  Operating expenses..   247,229    230,271    1,028,475      907,925      865,587      810,317      708,308
  Selling and
administrative........    64,175     56,476      223,272      207,995      194,298      193,316      181,731
  Depreciation and
amortization..........    31,504     26,496      110,595       93,333       88,833       85,166       72,404
                        --------   --------   ----------   ----------   ----------   ----------   ----------
                         342,908    313,243    1,362,342    1,209,253    1,148,718    1,088,799      962,443
                        --------   --------   ----------   ----------   ----------   ----------   ----------
Operating income......    76,912     72,013      443,674      347,666      324,896      315,905      291,313
Other income
  (expense):
  Interest income.....     1,999      1,989        8,668       11,527       16,946       10,596       10,044
  Interest expense,
    net of capitalized
interest..............   (17,551)   (13,137)     (51,378)     (34,325)     (53,792)     (65,428)     (61,848)
  Other income
(expense).............     1,362        (99)      (9,146)      (1,201)       2,731        1,746         (532)
  Income tax expense..     4,830      4,285      (10,053)      (5,497)      (9,008)      (8,995)      (4,546)
                        --------   --------   ----------   ----------   ----------   ----------   ----------
                          (9,360)    (6,962)     (61,909)     (29,496)     (43,123)     (62,081)     (56,882)
                        --------   --------   ----------   ----------   ----------   ----------   ----------
Income from continuing
operations............    67,552     65,051      381,765      318,170      281,773      253,824      234,431
Discontinued
  operations:
  Loss from operations
    of hotel and
    casino
segment(2)............     --         --          --           --           --          (33,373)     (28,229)
  Estimated loss on
    disposal of hotel
    and casino
segment(2)............     --         --          --           --           --         (135,463)      --
Extraordinary item:
  Loss on early
    extinguishment of
debt(1)...............     --         --          --           --           (5,189)      --           --
                        --------   --------   ----------   ----------   ----------   ----------   ----------
Net income............  $ 67,552   $ 65,051   $  381,765   $  318,170   $  276,584   $   84,988   $  206,202
                        --------   --------   ----------   ----------   ----------   ----------   ----------
                        --------   --------   ----------   ----------   ----------   ----------   ----------
Earnings per share:
  Continuing
operations............  $    .24   $    .23   $     1.35   $     1.13   $     1.00   $      .93   $      .87
  Net income..........  $    .24   $    .23   $     1.35   $     1.13   $      .98   $      .31   $      .77
Dividends declared per
share.................  $   .075   $   .070   $     .285   $     .280   $     .280   $     .245   $     .240
Weighted average
shares................   282,826    282,674      282,744      282,474      281,686      273,832      269,490
Passenger cruise
days..................     2,107      1,916        8,102        7,003        6,766        6,365        5,565
Percent of total
  cruise capacity
(3)...................     99.9%     100.2%       104.0%       105.3%       105.3%       105.7%       106.6%

                                 FEBRUARY 28,                            NOVEMBER 30,
                                 ------------   --------------------------------------------------------------
                                     1995          1994         1993         1992         1991         1990
                                 ------------   ----------   ----------   ----------   ----------   ----------
                                                            (AMOUNTS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents and
short-term investments.........   $   113,630   $  124,220   $  148,920   $  226,062   $  278,136   $  124,081
Total current assets...........       249,821      240,449      253,798      311,424      363,788      200,011
Total assets...................     3,704,025    3,669,823    3,218,920    2,645,607    2,650,252    2,583,424
Customer deposits(4)...........       281,702      257,505      228,153      178,945      167,723      164,184
Total current liabilities......       583,878      564,957      549,994      474,781      551,287      543,343
Long-term debt and convertible
notes..........................     1,128,365    1,161,904    1,031,221      776,600      921,689      999,772
Total shareholders' equity.....     1,977,759    1,928,934    1,627,206    1,384,845    1,171,129    1,036,071


------------

(1) In the fiscal year ended November 30, 1992, the Company took an extraordinary charge of $5.2 million in connection with the early redemption of its Zero Coupon Convertible Subordinated Notes due 2005.



(2) In November 1991, the Company adopted a formal plan to dispose of Carnival's Crystal Palace Resort and Casino (the "CCP Resort"), which comprised the entire resort and casino segment of the Company's operations. At that time, the Company recorded a provision for the loss on disposal of the CCP Resort of approximately $135 million, representing a write-down of $95 million to record the property at its estimated net realizable value and a provision of $40 million for the possible funding of the CCP Resort prior to disposal. The data for the fiscal year ended November 30, 1990 has been restated to reflect the discontinuation for the CCP Resort operations for accounting purposes.


(3) In accordance with cruise industry practice, total capacity is calculated based on two passengers per cabin even though some cabins can accommodate three or four passengers. The percentages in excess of 100% indicate that more than two passengers occupied some cabins.


(4) Represents customer deposits for cruises and tours which will be recognized as revenue when earned in the future.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

    The Company earns revenues primarily from (i) the sale of passenger tickets, which include accommodations, meals, airfare and substantially all shipboard activities, and (ii) the sale of goods and services on board its cruise ships, such as casino gaming, liquor sales, gift shop sales and other related services. The Company also derives revenues from the tour operations of HAL.

    The following table presents operations data expressed as a percentage of total revenues and selected statistical information for the periods indicated:

                                    THREE MONTHS ENDED
                                       FEBRUARY 28                YEAR ENDED NOVEMBER 30,
                                  ----------------------    -----------------------------------
                                    1995         1994         1994         1993         1992
                                  ---------    ---------    ---------    ---------    ---------
  REVENUES.....................       100.0%       100.0%       100.0%       100.0%       100.0%
  OPERATING COSTS AND EXPENSES:
  Operating expenses...........        58.9         59.8         56.9         58.3         58.8
  Selling and administrative...        15.3         14.7         12.4         13.4         13.2
  Depreciation and
amortization...................         7.5          6.8          6.1          6.0          6.0
                                  ---------    ---------    ---------    ---------    ---------
  Operating income.............        18.3         18.7         24.6         22.3         22.0
  Other income (expense).......        (2.2)        (1.8)        (3.5)        (1.9)        (2.9)
                                  ---------    ---------    ---------    ---------    ---------
  Income from continuing
operations.....................        16.1%        16.9%        21.1%        20.4%        19.1%
                                  ---------    ---------    ---------    ---------    ---------
                                  ---------    ---------    ---------    ---------    ---------
  SELECTED STATISTICAL
    INFORMATION:
  Passengers carried...........     343,000      315,000    1,354,000    1,154,000    1,153,000
  Passenger cruise days........   2,107,000    1,916,000    8,102,000    7,003,000    6,766,000
  Occupancy percentage.........        99.9%       100.2%       104.0%       105.3%       105.3%


GENERAL

    The growth in the Company's revenues during the last three fiscal years has primarily been a function of the expansion of its fleet capacity.

    Fixed costs, including depreciation, fuel, insurance, port charges and crew costs represent more than one-third of the Company's operating expenses and do not significantly change in relation to changes in passenger loads and aggregate passenger ticket revenue. The Company's different businesses experience varying degrees of seasonality. The Company's revenue from the sale of passenger tickets for Carnival Cruise Lines ("Carnival") ships is moderately seasonal. Historically, demand for Carnival cruises has been greater during the periods from late December through April and late June through August. HAL cruise revenues are more seasonal than Carnival's cruise revenues. Demand for HAL cruises is strongest during the summer months when HAL ships operate in Alaska and Europe. Demand for HAL cruises is lower during the winter months when HAL ships sail in more competitive markets. The Company's tour revenues are extremely seasonal with a large majority of tour revenues generated during the late spring and summer months in conjunction with the Alaska cruise season.


THREE MONTHS ENDED FEBRUARY 28, 1995 COMPARED
TO THREE MONTHS ENDED FEBRUARY 28, 1994



REVENUES



    The increase in total revenues of $34.6 million from the first quarter of 1994 to the first quarter of 1995 was comprised primarily of a $34.1 million, or 9.0%, increase in cruise revenues for the period. The increase in cruise revenues was primarily the result of a 10.3% increase in capacity for the period resulting from the addition of HAL's cruise ship Ryndam in October 1994 and Carnival's cruise ship Fascination in July 1994. Also affecting cruise revenues were slightly lower gross passenger yields and occupancy rates. The reduced occupancy rates reflect lower occupancy levels for Holland America Line in the Caribbean partially offset by higher occupancy levels for Carnival Cruise Lines.



    Passenger cruise days (one passenger sailing for a period of one day is one passenger cruise day) are expected to increase during the next fiscal quarter as compared to the same period in 1994 as a result of additional capacity provided from the delivery of the Fascination in July 1994 and the Ryndam in October 1994. With the delivery of the Imagination in June 1995, the Company's capacity will also increase for the second half of 1995.



COSTS AND EXPENSES



    Operating expenses increased $17.0 million, or 7.4%, from the first quarter of 1994 to the first quarter of 1995. Cruise operating costs increased by $16.0 million, or 7.2%, to $237.5 million in the first quarter of 1995 from $221.5 million in the first quarter of 1994, primarily due to additional costs associated with the increased capacity in the first quarter of 1995. Tour operating expenses increased $1.0 million, or 10.7%, from the first quarter of 1994 to the first quarter of 1995 primarily due to an increase in operating costs in the transportation division.



    Selling and administrative costs increased $7.7 million, or 13.6%, primarily due to a 23% increase in advertising expenses during the first quarter of 1995 as compared with the same quarter of 1994.



    Depreciation and amortization increased by $5.0 million, or 18.9%, to $31.5 million in the first quarter of 1995 from $26.5 million in the first quarter of 1994 primarily due to the addition of the Ryndam and the Fascination.



OTHER INCOME (EXPENSE)



    Total other expense (net of other income) of $9.4 million increased in the first quarter of 1995 from $7.0 million in the first quarter of 1994. Interest income remained essentially unchanged. Interest expense increased to $21.4 million in the first quarter of 1995 from $17.4 million in the first quarter of 1994 as a result of increased debt levels and higher interest rates on floating rate debt. The higher debt levels were the result of expenditures made in connection with the ongoing construction of cruise ships. Capitalized interest decreased to $3.8 million in the first quarter of 1995 from $4.3 million in the first quarter of 1994 due to lower levels of investments in vessels under construction. Other income increased to $1.4 million in the first quarter of 1995 as a result of a gain received from an investment.


FISCAL YEAR ENDED NOVEMBER 30, 1994 COMPARED TO FISCAL YEAR ENDED
NOVEMBER 30, 1993

REVENUES

    The increase in total revenues of $249.1 million from 1993 to 1994 was comprised of a $241.6 million, or 17.5%, increase in cruise revenues and an increase of $7.5 million, or 4.3%, in tour revenues for the period. The increase in cruise revenues was primarily the result of a 17.2% increase in capacity for the period. This capacity increase resulted from additional capacity provided by Carnival's SuperLiners Sensation and Fascination which entered service in November 1993 and July 1994, respectively, and Holland America Line's Maasdam and Ryndam which entered service in December 1993 and October 1994, respectively. Also affecting cruise revenues were slightly higher yields, slightly lower occupancies and lost revenues related to the grounding of the Nieuw Amsterdam which resulted in the cancellation of three one-week cruises in August 1994. See "--Other Income (Expense)" below.

    Average capacity is expected to increase approximately 13.0% during the next fiscal year as a result of the delivery of the Fascination in July 1994, the Ryndam in October 1994 and the

Imagination in June 1995, net of a reduction in capacity due to the discontinuance of the Company's FiestaMarina cruise division in September 1994.

    Revenues from the Company's tour operations increased to $182.9 million in 1994 from $175.4 million in 1993 primarily due to an increase in the number of tour passengers.

COSTS AND EXPENSES

    Operating expenses increased $120.6 million, or 13.3%, from 1993 to 1994. Cruise operating costs increased by $113.4 million, or 14.5%, to $896.3 million in 1994 from $782.8 million in 1993. Cruise operating costs increased primarily due to costs associated with the increased capacity in 1994.

    Selling and administrative expenses increased $15.3 million, or 7.3%, from 1993 to 1994. These increases were attributable to additional advertising and other costs associated primarily with the increase in capacity.

    Depreciation and amortization increased by $17.3 million, or 18.5%, to $110.6 million in 1994 from $93.3 million in 1993. Depreciation and amortization increased primarily due to the additional capacity discussed above. Also, the depreciable lives of four of the Carnival ships built in the 1980s were extended from 20 or 25 years to 30 years to conform to industry standards. This resulted in a reduction of depreciation of approximately $4 million during 1994.

OTHER INCOME (EXPENSE)

    Total other expense (net of other income) in 1994 of $61.9 million increased from $29.5 million in 1993. Interest income decreased to $8.7 million in 1994 from $11.5 million in 1993 due to a lower level of investments in 1994. Total interest expense increased to $73.3 million in 1994 from $58.9 million in 1993 as a result of increased debt levels. Both the lower investment levels and higher debt levels were the result of expenditures made in connection with the ongoing construction and delivery of cruise ships. Capitalized interest decreased to $21.9 million in 1994 from $24.6 million in 1993.

    Other expenses increased to $9.1 million in 1994 because of two events which occurred during 1994. In August 1994, HAL's Nieuw Amsterdam ran aground in Alaska which resulted in the cancellation of three one-week cruises. Costs associated with repairs to the ship, passenger handling and various other expenses amounted to $6.4 million and were included in other expenses. In September 1994, the Company discontinued its FiestaMarina division because of lower than expected passenger occupancy levels. This resulted in a charge of $3.2 million to other expense. The cruise ship operated by FiestaMarina was under charter from Epirotiki Lines, currently 49% owned by the Company, and was returned to Epirotiki.

    Income tax expense increased to $10.1 million in 1994 primarily as a result of taxes of approximately $3 million on a dividend paid by the tour company, a U.S. company, to its parent company, a foreign shipping company.

FISCAL YEAR ENDED NOVEMBER 30, 1993 COMPARED TO FISCAL YEAR ENDED
NOVEMBER 30, 1992

REVENUES

    The increase in total revenues of $83.3 million from 1992 to 1993 was comprised of an $88.9 million, or 6.9%, increase in cruise revenues for the period and a $5.6 million decrease in tour revenues. The increase in cruise revenues was primarily the result of a 3.5% increase in capacity for the period resulting from the addition of Holland America Line's cruise ship Statendam in late January 1993 and a 3.3% increase in passenger yields resulting from an increase in ticket pricing and passenger spending.

    Revenues from the Company's tour operation decreased $5.6 million, or 3.1%, from $181.0 million in 1992 as compared to $175.4 million in 1993. The decrease was due to a reduction in pricing resulting from increased discounting by competitors.

COSTS AND EXPENSES

    Operating expenses increased $42.3 million, or 4.9%, from 1992 to 1993. Cruise operating costs increased by $42.9 million, or 5.8%, to $782.8 million in 1993 from $739.9 million in 1992, primarily due to additional costs associated with the increased capacity in 1993.

    Selling and administrative costs increased $13.7 million, or 7.0%, primarily due to increases in advertising expenses associated with increased capacity and an increase in television advertising in 1993.

    Depreciation and amortization increased by $4.5 million, or 5.1%, to $93.3 million in 1993 from $88.8 million in 1992 primarily due to the addition of the Statendam.

OTHER INCOME (EXPENSE)

    Other expense (net of other income) of $29.5 million decreased in 1993 from $43.1 million in 1992. Interest income decreased to $11.5 million in 1993 from $16.9 million in 1992 due to lower interest rates on short-term investments in 1993. Interest expense, net of capitalized interest, decreased to $34.3 million in 1993 from $53.8 million in 1992. Total interest expense decreased to $58.9 million in 1993 from $75.5 million in 1992 as a result of decreased debt levels and lower interest rates on floating rate debt. Capitalized interest increased to $24.6 million in 1993 from $21.7 million in 1992 due to higher investments in vessels under construction. Income tax expense decreased $3.5 million to $5.5 million in 1993 from $9.0 million in 1992 due primarily to a reduction in earnings for the tour operation.

LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF CASH


    The Company's business provided $537 million of net cash from operations during the year ended November 30, 1994 (an increase of 12% over the comparable period in 1993) and $97.3 million of net cash from operations during the three months ended February 28, 1995 (a decrease of 15.5% over the comparable period in 1994). The increase in fiscal 1994 was primarily the result of higher earnings for the period. The decrease during the three months ended February 28, 1995 was primarily the result of timing differences in cash receipts and payments related to operating assets and liabilities.



    During the year ended November 30, 1994 and the three months ended February 28, 1995, the Company spent approximately $595 million and $54 million, respectively, on capital projects. During fiscal 1994, $549 million was spent in connection with its ongoing shipbuilding program ( the Fascination and the Ryndam were completed and delivered in 1994) and the remainder was spent on vessel refurbishments, tour assets and other equipment. During the three months ended February 28, 1995, $23 million was spent on the purchase of the Company's existing corporate headquarters facility located in Miami, Florida, $21 million was spent in connection with its ongoing shipbuilding program, and the remainder was spent on vessel refurbishments, tour assets and other equipment.



    During fiscal 1994, capital expenditures were funded by cash from operations, borrowings under the Revolving Credit Facility and the issuance by the Company of $100 million of 7.7% Notes Due July 15, 2004 (the "7.7% Notes") and $30 million of medium term notes due from 1999 to 2004. During the three months ended February 28, 1995, capital expenditures were funded by cash from operations.



    The Company also made scheduled principal payments during fiscal 1994 totalling approximately $90 million under various individual vessel mortgage loans. During the three months ended

February 28, 1995, the Company made scheduled principal payments totaling approximately $16 million under various individual vessel mortgage loans and a net repayment of $23 million on the Revolving Credit Facility.



    During the year ended November 30, 1994 and the three months ended February 28, 1995, the Company paid cash dividends of approximately $79 million and $21 million, respectively.


FUTURE COMMITMENTS


    The Company is scheduled to take delivery of eight new vessels over the next five years. The Imagination is scheduled for delivery in fiscal 1995. The Company will pay approximately $385 million in fiscal 1995 related to the construction of cruise ships and $1.9 billion beyond fiscal 1995. The Company also is currently expanding its existing corporate headquarters to accommodate growth in its Carnival Cruise Lines product at an estimated cost of approximately $33 million. In addition, the Company has $1.1 billion of long-term debt of which $85 million is due in fiscal 1995. The Company also enters into forward foreign currency contracts and interest rate swap agreements to hedge the impact of foreign currency and interest rate fluctuations.


FUNDING SOURCES


    Cash from operations is expected to be the Company's principal source of capital to fund its debt service requirements and ship construction costs. In addition, the Company may fund a portion of the construction cost of new ships from borrowings under the Revolving Credit Facility and/or through the issuance of long-term debt in the public or private markets. One of the Company's subsidiaries also has a $25 million line of credit. At February 28, 1995, approximately $535 million was available for borrowing by the Company under the Revolving Credit Facility.


    To the extent that the Company should require or choose to fund future capital commitments from sources other than operating cash or from borrowings under the Revolving Credit Facility, the Company believes that it will be able to secure such financing from banks or through the offering of debt and/or equity securities in the public or private markets. In this regard, the Company has filed two Registration Statements on Form S-3 (the "Shelf Registration") relating to a shelf offering of up to $500 million aggregate principal amount of debt or equity securities. In July 1994, the Company issued the 7.7% Notes under the Shelf Registration. The Company has also commenced an ongoing $100 million medium term note program under the Shelf Registration pursuant to which the Company may from time to time issue notes with maturities from nine months to 50 years from the date of issue. Under the medium term note program, the Company has issued $30 million of five to ten-year notes bearing interest at rates ranging from 5.95% to 7% per annum. A balance of $370 million aggregate principal amount of debt or equity securities remains available for issuance under the Shelf Registration.

                                    BUSINESS

    The Company is the world's largest multiple-night cruise line based on the number of passengers carried and revenues generated. The Company offers a broad range of cruise products, serving the contemporary cruise market through Carnival Cruise Lines and the Company's European joint venture, Epirotiki Lines, the premium market through Holland America Line and the luxury market through Windstar Cruises and the Company's joint venture, Seabourn Cruise Line. In total, the Company owns and operates 19 cruise ships with an aggregate capacity of 23,995 passengers based on two passengers per cabin. Through its joint ventures, the Company has an interest in the operation of an additional 10 cruise ships with an aggregate capacity of 5,608 passengers. The Company also operates a tour business through Holland America Westours.

CRUISE SHIP SEGMENT

INDUSTRY

    The passenger cruise industry has experienced substantial growth over the past 25 years. The industry has evolved from a trans-ocean carrier service into a vacation alternative to land-based resorts and sight-seeing destinations. According to Cruise Lines International Association ("CLIA"), an industry trade group, in 1970 approximately 500,000 North American passengers took cruises for three consecutive nights or more. CLIA estimates that this number reached 4.5 million passengers in 1994 and is expected to grow 4% to approximately 4.7 million passengers in 1995.

    Despite the growth of the cruise industry to date, the Company believes that the estimated 4.7 million passengers who will take cruises in 1995 will represent only approximately 2% of the overall North American vacation market, defined as persons who travel for leisure purposes on trips of three nights or longer involving at least one night's stay in a hotel.

    According to CLIA, in 1982 there were approximately 84 cruise ships serving the North American market offering voyages of three or more days, having an aggregate capacity of approximately 46,000 passengers. By the end of 1994, the market included 138 vessels with an aggregate capacity of approximately 107,000 passengers. CLIA estimates that by the end of 1995 the North American market will be served by 136 vessels having an aggregate capacity of approximately 107,000 passengers. The following table sets forth the industry and Company growth over the past five years based on passengers carried for at least three consecutive nights:

                                                                COMPANY PASSENGERS AS
                  NORTH AMERICAN         COMPANY CRUISE      PERCENTAGE OF NORTH AMERICAN
YEAR           CRUISE PASSENGERS(1)    PASSENGERS CARRIED         CRUISE PASSENGERS
------------   --------------------    ------------------    ----------------------------
                    (CALENDAR)              (FISCAL)
1994                 4,535,000(est)         1,354,000                    29.9%
1993                 4,480,000              1,154,000                    25.8
1992                 4,136,000              1,153,000                    27.9
1991                 3,979,000              1,100,000                    27.6
1990                 3,640,000                953,000                    26.2

------------

(1) Source: CLIA.

    From 1990 through 1994, the Company's average compound annual growth rate in number of passengers carried was 9.2% versus the industry average of 5.7%. During this period, the Company's percentage share of passengers carried increased from 26.2% to 29.9%.


    The Company's passenger capacity has grown from 13,399 at November 30, 1989 to 23,995 at November 30, 1994. In early 1990, the completion of the Fantasy increased capacity by 2,044 passengers. The lengthening of the Westerdam increased capacity by another 490 passengers beginning in March 1990. In June 1991, the introduction of the Ecstasy added capacity of 2,040 passengers. The delivery of the Statendam, Sensation and Maasdam in 1993 increased capacity by 4,572 passengers, more than offsetting a capacity decrease of 906 passengers related to the sale of the Mardi Gras. During 1994, net capacity increased by 2,369 passengers due to the delivery of the Fascination and Ryndam, net of the 937 decrease in passenger capacity related to the return of the FiestaMarina to Epirotiki Lines. See "--Other Cruise Activities".


CRUISE SHIPS AND ITINERARIES

    Under the Carnival Cruise Lines name, the Company serves the contemporary market with nine ships (collectively, the "Carnival Ships"). Eight of the Carnival Ships were designed by and built for Carnival, including seven SuperLiners which are among the largest in the cruise industry. Eight of the Carnival Ships operate in the Caribbean and one Carnival Ship calls on ports in the Mexican Riviera. Carnival Cruise Lines offers three-, four- and seven-day cruises.

    Through its subsidiary, HAL, the Company operates ten cruise ships offering premium or luxury specialty vacations. Seven of these ships, the Rotterdam, the Nieuw Amsterdam, the Noordam, the

Westerdam, the Statendam, the Maasdam and the Ryndam are operated under the Holland America Line name (the "HAL Ships"). The remaining three ships, the Wind Star, the Wind Song and the Wind Spirit, are operated under the Windstar Cruises name (the "Windstar Ships"). Six of the HAL Ships were designed by and built for HAL. The three Windstar Ships were built for Windstar Sail Cruises, Ltd. ("WSCL") between 1986 and 1988.

    HAL offers premium cruises of various lengths, primarily in the Caribbean, Alaska, Panama Canal, Europe, the Mediterranean, Hawaii, Mexico, South Pacific, South America and the Orient. Cruise lengths for HAL vary from three to 98 days, with a large proportion being seven or ten days in length. Periodically, the HAL Ships make longer grand cruises or operate on short-term special itineraries. For example, in 1994, the Statendam made a 98-day world cruise, a 36-day Grand Mediterranean and Black Sea voyage and the Maasdam made a 62-day Grand Australian and New Zealand voyage. HAL will continue to offer these special and longer itineraries in order to increase travel opportunities for its customers and strengthen its cruise offerings in view of the fleet expansion. The three Windstar Ships currently operate in the Caribbean, the Mediterranean and the South Pacific.

    The following table presents summary information concerning the Company's ships. Areas of operation are based on current itineraries and are subject to change.


                                                                          GROSS
                                                            PASSENGER   REGISTERED   PRIMARY AREAS
                VESSEL                   REGISTRY   BUILT  CAPACITY(1)     TONS      OF OPERATION
-------------------------------------- ------------ -----  -----------  ----------  ---------------
CARNIVAL CRUISE LINES:
Fascination........................... Panama        1994      2,040      70,367    Caribbean
Sensation............................. Panama        1993      2,040      70,367    Caribbean
Ecstasy............................... Liberia       1991      2,040      70,367    Caribbean
Fantasy............................... Liberia       1990      2,044      70,367    Bahamas
Celebration........................... Liberia       1987      1,486      47,262    Caribbean
Jubilee............................... Liberia       1986      1,486      47,262    Mexican Riviera
Holiday............................... Bahamas       1985      1,452      46,052    Mexican Riviera
Tropicale............................. Liberia       1982      1,022      36,674    Caribbean
Festivale............................. Bahamas       1961      1,146      38,175    Caribbean
                                                           -----------
  Total Carnival Ships Capacity.......                        14,756
                                                           -----------
HOLLAND AMERICA LINE:
Ryndam................................ Bahamas       1994      1,266      55,451    Alaska,
                                                                                    Caribbean
Maasdam............................... Bahamas       1993      1,266      55,451    Europe,
                                                                                    Caribbean
Statendam............................. Bahamas       1993      1,266      55,451    Alaska,
                                                                                    Caribbean
Westerdam............................. Bahamas       1986      1,494      53,872    Canada,
                                                                                    Caribbean
Noordam............................... Netherlands   1984      1,214      33,930    Alaska,
                                       Antilles                                     Caribbean
Nieuw Amsterdam....................... Netherlands   1983      1,214      33,930    Alaska,
                                       Antilles                                     Caribbean
Rotterdam............................. Netherlands   1959      1,075      37,783    Alaska, Hawaii
                                       Antilles
                                                           -----------
  Total HAL Ships Capacity............                         8,795
                                                           -----------
WINDSTAR CRUISES:
Wind Spirit........................... Bahamas       1988        148       5,736    Caribbean,
                                                                                    Mediterranean
Wing Song............................. Bahamas       1987        148       5,703    South Pacific
Wind Star............................. Bahamas       1986        148       5,703    Caribbean,
                                                                                    Mediterranean
                                                           -----------
  Total Windstar Ships Capacity.......                           444
                                                           -----------
  Total Capacity......................                        23,995
                                                           -----------
                                                           -----------


------------
(1) In accordance with industry practice passenger capacity is calculated based on two passengers per cabin even though some cabins can accommodate three or four passengers.

CRUISE SHIP CONSTRUCTIONS

    The Company is currently constructing six cruise ships to be operated under the Carnival name and two cruise ships to be operated under the Holland America Line name. The following table presents summary information concerning ships under construction:

                                 EXPECTED                    PASSENGER               APPROXIMATE
           VESSEL                DELIVERY       SHIPYARD    CAPACITY(1)    TONS          COST
----------------------------  --------------   ----------   -----------   -------   --------------
                                                                                    (IN THOUSANDS)
CARNIVAL CRUISE LINES:
Imagination.................  June 1995        Masa-Yards       2,040      70,367     $  330,000
Inspiration.................  March 1996       Masa-Yards       2,040      70,367        270,000
Destiny.....................  September 1996   Fincantieri      2,640     101,000        400,000
To Be Named.................  February 1998    Masa-Yards       2,040      70,367        300,000
To Be Named.................  November 1998    Masa-Yards       2,040      70,367        300,000
To Be Named.................  December 1998    Fincantieri      2,640     101,000        415,000
                                                            -----------             --------------
  Total Carnival Ships......                                   13,440                 $2,015,000
                                                            -----------             --------------

HOLLAND AMERICA LINE:
Veendam.....................  June 1996        Fincantieri      1,266      55,451        225,000
To Be Named.................  September 1997   Fincantieri      1,320      62,000        235,000
                                                            -----------             --------------
  Total HAL Ships...........                                    2,586                    460,000
                                                            -----------             --------------
  Total.....................                                   16,026                 $2,475,000
                                                            -----------             --------------
                                                            -----------             --------------


------------


(1) In accordance with industry practice passenger capacity is calculated based on two passengers per cabin even though some cabins can accommodate three or four passengers.


OTHER CRUISE ACTIVITIES

    In April 1992, the Company agreed to acquire up to 50% of a joint venture company ("Seabourn") which had been set up to acquire the cruise operations of K/S Seabourn Cruise Line. The Company's investment in Seabourn is in the form of two subordinated secured ten-year loans of $15 million and $10 million, respectively. In return for providing Seabourn with sales and marketing support, the Company received a 25% equity interest. The $10 million note is convertible at any time prior to maturity into an additional 25% interest, and in certain instances will automatically convert into an additional 25% interest, in Seabourn. Seabourn operates two ultra-luxury ships, which have an aggregate capacity of 408 passengers and have itineraries in the Caribbean, the Baltic, the Mediterranean and the Far East.

    In September 1993, the Company acquired a 16.6% equity interest in Epirotiki Lines, a Greece based operator of eight cruise ships with an aggregate capacity of approximately 5,200 passengers, in exchange for the cruise ship Mardi Gras. In March 1994 the Company acquired an additional 26.4% equity interest, bringing its total ownership interest to 43%, in exchange for the cruise ship FiestaMarina. In February 1995, the Epirotiki venture reorganized which resulted in the Company obtaining an additional 6% interest for a total ownership of 49%. The Greece-based company operates its eight cruise ships primarily on itineraries in the Aegean and Eastern Mediterranean Seas.

    In October 1993, Carnival Cruise Lines' Carnivale was renamed the FiestaMarina and began service with FiestaMarina Cruises, a division of Carnival catering to the Latin American and Spanish speaking U.S. markets, departing from San Juan, Puerto Rico and LaGuaira/Caracas, Venezuela for three-, four- and seven-day cruises. In September 1994, this product was discontinued as the depth of the market could not support the size of the vessel. The vessel, which was under charter, was returned to Epirotiki Lines.

CRUISE TARIFFS

    Unless otherwise noted, brochure prices include round trip airfare from over 175 cities in the United States and Canada. If a passenger chooses not to have the Company provide air transportation, the ticket price is reduced. Brochure prices vary depending on size and location of cabin, the time of year that the voyage takes place, and when the booking is made. The cruise brochure price includes a wide variety of activities and facilities, such as a fully equipped casino, nightclubs, theatrical shows, movies, parties, a discotheque, a health club and swimming pools on each ship. The brochure price also includes numerous dining opportunities daily.

    Brochure pricing information below is per person based on double occupancy:


    AREA OF OPERATION                                        CRUISE LENGTH     PRICE RANGE
----------------------------------------------------------   -------------    --------------
CARNIVAL CRUISE LINES:
Caribbean.................................................      3-day         $  549- 1,169
                                                                4-day            649- 1,329
                                                                7-day          1,399- 2,429
Mexico....................................................      3-day            549- 1,169
                                                                4-day            649- 1,329
                                                                7-day          1,399- 2,429
HOLLAND AMERICA LINE (1):
Alaska....................................................      3-day         $  504- 3,094
                                                                4-day            728- 4,468
                                                                7-day          1,120- 6,875
Caribbean.................................................      7-day          1,495- 5,200
                                                                10-day         2,135- 7,240
Europe....................................................   10- to 12-day     3,240-13,345
Panama Canal..............................................   10- to 22-day     2,185-14,840

WINDSTAR CRUISES (1):
Caribbean.................................................      7-day         $2,995- 3,195
Mediterranean.............................................   7- to 16-day      3,895- 6,695
South Pacific.............................................      7-day          2,995- 3,195


------------

(1) Prices represent cruise only

    Brochure prices are regularly discounted through the Company's early booking discount program and other promotions.

ON-BOARD AND OTHER REVENUES

    The Company derives revenues from certain on-board activities and services including casino gaming, liquor sales, gift shop sales, shore tours, photography and promotional advertising by merchants located in ports of call.

    The casinos, which contain slot machines and gaming tables including blackjack, craps, roulette and stud poker are open when the ships are at sea in international waters. The Company also earns revenue from the sale of alcoholic beverages. Certain onboard activities are managed by independent concessionaires from which the Company collects a percentage of revenues, while certain others are managed by the Company.

    The Company receives additional revenue from the sale to its passengers of shore excursions at each ship's ports of call. On the Carnival Ships, such shore excursions are operated by independent tour operators and include bus and taxi sight-seeing excursions, local boat and beach parties, and nightclub and casino visits. On the HAL Ships, shore excursions are operated by Holland America Westours and independent parties.

    In conjunction with its cruise vacations on the Carnival Ships, the Company sells pre- and post-cruise land packages. Such packages generally include one, two or three-night vacations at locations such as Walt Disney World in Orlando, Florida or resorts in the South Florida and the San Juan, Puerto Rico areas.

    In conjunction with its cruise vacations on the HAL Ships, HAL sells pre-cruise and post-cruise land packages which are more fully described below. See "--Tour Segment".

PASSENGERS

    The following table sets forth the aggregate number of passengers carried and percentage occupancy for the Company's ships for the periods indicated:


                                                                 YEAR ENDED NOVEMBER 30,
                                     THREE MONTHS ENDED    -----------------------------------
                                     FEBRUARY 28, 1995       1994         1993         1992
                                     ------------------    ---------    ---------    ---------
Number of Passengers..............          343,000        1,354,000    1,154,000    1,153,000
Occupancy Percentage(1)...........            99.9%           104.0%       105.3%       105.3%


------------

(1) In accordance with industry practice, total capacity is calculated based on two passengers per cabin even though some cabins can accommodate three or four passengers. Occupancy percentages in excess of 100% indicate that more than two passengers occupied some cabins.


    The following table sets forth the actual occupancy percentage for all cruises on the Company's ships for each quarter since the first quarter of fiscal 1993:



                                                                 OCCUPANCY
    QUARTER ENDING                                               PERCENTAGE
--------------------------------------------------------------   ----------
February 28, 1995.............................................       99.9%
November 30, 1994.............................................      100.9
August 31, 1994...............................................      113.4
May 31, 1994..................................................      101.2
February 28, 1994.............................................      100.2
November 30, 1993.............................................      100.9
August 31, 1993...............................................      114.3
May 31, 1993..................................................      104.2
February 28, 1993.............................................      100.9


SALES AND MARKETING

    The Company's product positioning stems from its belief that the cruise market is actually comprised of three primary segments with different passenger demographics and, therefore, different passenger requirements and growth characteristics. These three segments are the contemporary, premium and luxury specialty segments. The luxury specialty segment, which is not as large as the other segments, is served by cruises with per diems of $300 or higher. The premium segment typically is served by cruises that last for seven to 14 days or more at per diem rates of

$250 or higher, and appeal principally to more affluent customers. Passengers that travel on cruises serving the luxury specialty and premium segments typically have previously been on a cruise ship, and marketing efforts in these segments are geared toward reaching these experienced cruise passengers. The contemporary segment, on the other hand, is served typically by cruises that are seven days or shorter in length, are priced at per diem rates of $200 or less, and feature a casual ambience. Because cruises serving the contemporary segment are more affordable, require less time and are more casual in nature, they appeal to passengers of all ages and income categories. The primary market for the contemporary segment is the first time cruise passenger (it is estimated that not more than eight percent of the North American population has ever cruised). The Company believes that the success and growth of the Carnival cruises are attributable in large part to its early recognition of this market segmentation and its efforts to reach and promote the expansion of the contemporary segment.

    Carnival believes that its success is due in large part to its unique product positioning within the industry. Carnival markets the Carnival Ship cruises not only as alternatives to competitors' cruises, but as vacation alternatives to land-based resorts and sight-seeing destinations. Carnival seeks to attract passengers from the broad vacation market, including those who have never been on a cruise ship before and who might not otherwise consider a cruise as a vacation alternative. Carnival's strategy has been to emphasize the cruise experience itself rather than particular destinations, as well as the advantages of a prepaid, all-inclusive vacation package. Carnival markets the Carnival Ship cruises as the "Fun Ships(R)" experience, which includes a wide variety of shipboard activities and entertainment, such as full-scale casinos and nightclubs, an atmosphere of pampered service and unlimited food.

    The Company markets the Carnival Ships as the "Fun Ships(R)" and uses the themes "Carnival's Got the Fun(R)" and "The Most Popular Cruise Line in the World(R)", among others. Carnival advertises nationally directly to consumers on network television and through extensive print media featuring its spokesperson, Kathie Lee Gifford. Carnival believes its advertising generates interest in cruise vacations generally and results in a higher degree of consumer awareness of the "Fun Ships(R)" concept and the "Carnival(R)" name. Substantially all of Carnival's cruise bookings are made through travel agents, which arrangement is encouraged as a matter of policy. In fiscal 1994, Carnival took reservations from about 28,000 of approximately 45,000 travel agencies in the United States and Canada. Travel agents receive a standard commission of 10% (15% in the State of Florida), plus the potential of an additional commission based on sales volume. Moreover, because cruise vacations are substantially all-inclusive, sales of Carnival cruise vacations yield a significantly higher commission to travel agents than selling air tickets and hotel rooms. During fiscal 1994, no one travel agency accounted for more than 2% of Carnival's revenues.

    Carnival engages in substantial promotional efforts designed to motivate and educate retail travel agents about its "Fun Ships(R)" cruise vacations. Carnival employs approximately 90 field sales representatives and 40 in-house service representatives to motivate independent travel agents and promote its cruises. Carnival believes it has the largest sales force in the industry.

    To facilitate access and to simplify the reservation process, Carnival employs approximately 290 reservation agents to take bookings from independent travel agents. Carnival's fully-automated reservation system allows its reservation agents to respond quickly to book cabins on its ships. Carnival has a policy of pricing comparable cabins (based on size, location and length of voyage) on its various ships at the same rate ("common rating"). Such common rate includes round-trip airfare, which means that any passenger can fly from any one of over 175 cities in the United States and Canada to ports of embarkation for the same price. By common rating, Carnival is able to offer customers a wider variety of voyages for the same price, which the Company believes improves occupancy on all its cruises.

    Carnival's cruises generally are substantially booked several months in advance of the sailing date. This lead time allows Carnival to adjust its prices, if necessary, in relation to demand for available cabins, as indicated by the level of advance bookings. During late fiscal 1992, Carnival decided to introduce its SuperSaver fares at an earlier stage of the booking process to promote effective yield management and to encourage potential passengers to book cruise reservations earlier. Carnival's payment terms require that a passenger pay approximately 15% of the cruise price within seven days of the reservation date and the balance not later than 45 days before the sailing date for three- and four-day cruises and 60 days before the sailing date for seven-day cruises.

    The HAL and Windstar Ships cater to the premium and luxury specialty markets, respectively. The Company believes that the hallmarks of the HAL experience are beautiful ships and gracious attentive service. HAL communicates this difference as "A Tradition of Excellence(R)", a reference to its long standing reputation as a first class and grand cruise line.

    Substantially all of HAL's bookings are made through travel agents, which arrangement HAL encourages as a matter of policy. In fiscal 1994, HAL took reservations from about 20,000 of approximately 45,000 travel agencies in the U.S. and Canada. Travel agents receive a standard commission of between 10% and 15%, depending on the specific cruise product sold, with the potential for override commissions based upon sales volume. During 1994, no one travel agency accounted for more than 1% of HAL's total revenue.

    HAL has focused much of its recent sales effort at creating an excellent relationship with the travel agency community. This is related to the HAL marketing philosophy that travel agents have a large impact on the consumer cruise selection process, and will recommend HAL more often because of its excellent reputation for service to both consumers and independent travel agents. HAL solicits continuous feedback from consumers and the independent travel agents making bookings with HAL to insure they are receiving excellent service.

    HAL's marketing communication strategy is primarily composed of newspaper and magazine advertising, large scale brochure distribution and direct mail solicitations to past passengers (referred to as "alumni") and cable television. HAL engages in substantial promotional efforts designed to motivate and educate retail travel agents about its products. HAL employs approximately 50 field sales representatives and 30 in-house sales representatives to support the field sales force. Carnival's approximate 90 field sales representatives also promote HAL products. To facilitate access to HAL and to simplify the reservation process for the HAL ships, HAL employs approximately 220 reservation agents to take bookings from travel agents. HAL's cruises generally are booked several months in advance of the sailing date. The Company solicits current and former passengers of the Carnival Ships to take future cruises on the HAL and Windstar Ships.

    Windstar Cruises has its own marketing and reservations staff. Field sales representatives for both HAL and Carnival act as field sales representatives for Windstar. Marketing efforts are primarily devoted to (a) travel agent support and awareness, (b) direct mail solicitation of past passengers, and (c) distribution of brochures. The marketing features the distinctive nature of the graceful, modern sail ships and the distinctive "casually elegant" experience on "intimate itineraries" (apart from the normal cruise experience). Windstar's cruise market positioning is embodied in the phrase "180 deg. from ordinary".

SEASONALITY

    The Company's revenue from the sale of passenger tickets for the Carnival Ships is moderately seasonal. Historically, demand for Carnival cruises has been greater during the periods from late December through April and late June through August. Demand traditionally is lower during the period from September through mid-December and during May. To allow for full availability during peak periods, drydocking maintenance is usually performed in September, October and early

December. HAL cruise revenues are more seasonal than Carnival's cruise revenues. Demand for HAL cruises is strongest during the summer months when HAL ships operate in Alaska and Europe. Demand for HAL cruises is lower during the winter months when HAL ships sail in more competitive markets.

COMPETITION

    Cruise lines compete for consumer disposable leisure time dollars with other vacation alternatives such as land-based resort hotels and sight-seeing destinations, and public demand for such activities is influenced by general economic conditions.

    The Carnival Ships compete with cruise ships operated by seven different cruise lines which operate year round from Florida and California with similar itineraries and with seven other cruise lines operating seasonally from other Florida and California ports, including cruise ships operated by HAL. Competition for cruise passengers in South Florida is substantial. Ships operated by Royal Caribbean Cruise Lines and Norwegian Cruise Lines sail regularly from Miami on itineraries similar to those of the Carnival Ships. Carnival competes year round with ships operated by Royal Caribbean Cruise Lines and Princess Cruises embarking from Los Angeles to the west coast of Mexico. Cruise lines such as Norwegian Cruise Lines, Royal Caribbean Cruise Lines, Costa Cruises, Cunard and Princess Cruise Lines offer voyages competing with Carnival from San Juan to the Caribbean.

    In the Alaska market, HAL competes directly with cruise ships operated by seven different cruise lines with the largest competitors being Princess Cruise Lines and Regency Cruises, Inc. Over the past several years, there has been a steady increase in the available capacity among all cruise lines in the Alaska market. The Alaska market is divided into two areas: southeast Alaska and the Gulf of Alaska. In the southeast Alaska market, HAL's primary competitor is Princess Cruise Lines. In the Gulf of Alaska market, HAL's primary competitors are Princess Cruise Lines and Regency Cruises, Inc.

    In the Caribbean market, HAL competes with cruise ships operated by 14 different cruise lines, its primary competitors being Princess Cruise Lines, Royal Caribbean Cruise Lines and Norwegian Cruise Lines, as well as the Carnival Ships. In 1989, the Company began introducing a number of new itineraries which reduces the extent to which HAL competes directly with the Carnival Ships.

GOVERNMENTAL REGULATION

    The Ecstasy, Fantasy, Jubilee, Celebration and Tropicale are Liberian flagged ships, the Sensation and Fascination are Panamanian flagged ships, and the balance of the Carnival Ships are registered in the Bahamas. The Ryndam, Maasdam, Statendam and Westerdam are registered in the Bahamas, while the balance of the HAL Ships are flagged in the Netherlands Antilles. The Windstar Ships are registered in the Bahamas. The ships are subject to inspection by the United States Coast Guard for compliance with the Convention for the Safety of Life at Sea and by the United States Public Health Service for sanitary standards. The Company is also regulated by the Federal Maritime Commission, which, among other things, certifies ships on the basis of the ability of the Company to meet obligations to passengers for refunds in case of non-performance. The Company believes it is in compliance with all material regulations applicable to its ships and has all licenses necessary to the conduct of its business. In connection with a significant portion of its Alaska cruise operations, HAL relies on a concession permit from the National Park Service to operate its cruise ships in Glacier Bay National Park, which is periodically renewed. There can be no assurance that the permits will continue to be renewed or that regulations relating to the renewal of such permits, including preference rights, will remain unchanged in the future.

    The International Maritime Organization has adopted safety standards as part of the "Safety of Life at Sea" ("SOLAS") Convention, applicable generally to all passenger ships carrying 36 or more passengers. Generally, SOLAS imposes enhanced vessel structural requirements designed to improve passenger safety. The SOLAS requirements are phased in through the year 2010. However, certain stringent SOLAS fire safety requirements must be implemented by 1997. Only two of the Company's vessels, Carnival's Festivale, and HAL's Rotterdam are expected to be affected by the SOLAS 1997 requirements which will not result in material costs to the Company.

    From time to time various other regulatory and legislative changes have been or may in the future be proposed that could have an effect on the cruise industry in general.

TOUR SEGMENT

    In addition to its cruise business, HAL markets sight-seeing tours separately and as a part of cruise/tour packages under the Holland America Westours name. Tour operations are based in Alaska, Washington State and western Canada. Since a substantial portion of Holland America Westours' business is derived from the sale of tour packages in Alaska during the summer tour season, tour operations are highly seasonal.

HOLLAND AMERICA WESTOURS

    Holland America Westours is a wholly-owned subsidiary of HAL. The group of subsidiaries which together comprise the tour operations perform three independent yet interrelated functions. During 1994, as part of an integrated travel program to destinations in Alaska and the Canadian Rockies, the tour service group offered 62 different tour programs varying in length from six to 23 days. The transportation group and hotel group support the tour service group by supplying facilities needed to conduct tours. Facilities include dayboats, motor coaches, rail cars and hotels.

    Four luxury dayboats perform an important role in the integrated Alaska travel program offering tours to the glaciers and fjords of Alaska and the Yukon River. The Fairweather cruises the Lynn Canal in Southeast Alaska and the Glacier Queen II cruises to the Columbia Glacier near Valdez, Alaska. The third dayboat, the Yukon Queen, cruises the Yukon River between Dawson City, Yukon Territory and Eagle, Alaska. A fourth dayboat, the Ptarmigan, operates on Portage Lake in Alaska. The four dayboats have a combined capacity of 696 passengers.

    A fleet of over 290 motor coaches using the trade name Gray Line operate in Alaska, Washington and western Canada. These motor coaches are used for extended trips, city sight-seeing tours and charter hire. HAL conducts its tours both as part of a cruise/tour package and as individual sight-seeing products sold under the Gray Line name. In addition, HAL operates express Gray Line motor coach service between downtown Seattle and the Seattle-Tacoma International Airport.

    Ten private domed rail cars, which are called "McKinley Explorers", run on the Alaska railroad between Anchorage and Fairbanks, stopping at Denali National Park.

    In connection with its tour operations, HAL owns or leases motor coach maintenance shops in Seattle, and at Juneau, Fairbanks, Anchorage, Skagway and Ketchikan in Alaska. HAL also owns or leases service offices at Anchorage, Fairbanks, Juneau, Ketchikan and Skagway in Alaska, at Whitehorse in the Yukon Territory, in Seattle and at Vancouver in British Columbia. Certain real property facilities on federal land are used in HAL's tour operations pursuant to permits from the applicable federal agencies.

WESTMARK HOTELS

    HAL owns and/or operates 16 hotels in Alaska and the Canadian Yukon under the name Westmark Hotels. Four of the hotels are located in Canada's Yukon Territory and offer a combined total of 585 rooms. The remaining 12 hotels, all located throughout Alaska, provide a total of 1,650 rooms, bringing the total number of hotel rooms to 2,235.

    The hotels play an important role in HAL's tour program during the summer months when they provide accommodations to the tour passengers. The hotels located in the larger metropolitan areas remain open during the entire year, acting during the winter season as centers for local community activities while continuing to accommodate the travelling public. HAL hotels include dining, lounge and conference or meeting room facilities. Certain hotels have gift shops and other tourist services on the premises.

    The hotels are summarized in the following table:

                                                                                  OPEN DURING
    HOTEL NAME                                             LOCATION      ROOMS    1994 SEASON
------------------------------------------------------   ------------    -----    -----------
ALASKA HOTELS:
  Westmark Anchorage..................................   Anchorage        198     year-round
  Westmark Inn........................................   Anchorage         90     seasonal
  Westmark Inn........................................   Fairbanks        173     seasonal
  Westmark Fairbanks..................................   Fairbanks        238     year-round
  Westmark Juneau.....................................   Juneau           105     year-round
  The Baranof.........................................   Juneau           194     year-round
  Westmark Cape Fox...................................   Ketchikan         72     year-round
  Westmark Kodiak.....................................   Kodiak            81     year-round
  Westmark Shee Atika.................................   Sitka            101     year-round
  Westmark Inn Skagway................................   Skagway          209     seasonal
  Westmark Tok........................................   Tok               92     seasonal
  Westmark Valdez.....................................   Valdez            97     year-round

CANADIAN HOTELS (YUKON TERRITORY):
  Westmark Inn........................................   Beaver Creek     174     seasonal
  Westmark Klondike Inn...............................   Whitehorse        99     seasonal
  Westmark Whitehorse.................................   Whitehorse       181     year-round
  Westmark Inn........................................   Dawson           131     seasonal

    Thirteen of the hotels are owned by a HAL subsidiary. The remaining three hotels, Westmark Anchorage, Westmark Cape Fox and Westmark Shee Atika are operated under arrangements involving third parties such as management agreements and leases.

    For the hotels that operate year-round, the occupancy percentage for 1994 was 61.1%, and for the hotels that operate only during the summer months, the occupancy percentage for 1994 was 76.9%.

SEASONALITY

    The Company's tour revenues are extremely seasonal with a large majority generated during the late spring and summer months in connection with the Alaska cruise season. Holland America Westours' tours are conducted in Washington, Alaska and the Canadian Rockies. The Alaska and Canadian Rockies tours coincide to a great extent with the Alaska cruise season, May through September. Washington tours are conducted year-round although demand is greatest during the summer months. During periods in which tour demand is low, HAL seeks to maximize its motor coach charter activity such as operating charter tours to ski resorts in Washington and Canada.

SALES AND MARKETING

    HAL tours are marketed both separately and as part of cruise-tour packages. Although most HAL cruise-tours include a HAL cruise as the cruise segment, other cruise lines also market HAL tours as a part of their cruise tour packages and sight-seeing excursions. Tours sold separately are marketed through independent travel agents and also directly by HAL, utilizing sales desks in major hotels. General marketing for the hotels is done through various media in Alaska, Canada and the continental United States. Travel agents, particularly in Alaska, are solicited, and displays are used in airports in Seattle, Washington, Portland, Oregon and various Alaskan cities. Rates at Westmark Hotels are on the upper end of the scale for hotels in Alaska and the Canadian Yukon.

CONCESSIONS

    Certain tours in Alaska are conducted on federal property requiring concession permits from the applicable federal agencies such as the National Park Service or the United States Forest Service.

COMPETITION

    Holland America Westours competes with independent tour operators and motor coach charter operators in Washington, Alaska and the Canadian Rockies. The primary competitors in Alaska are Princess Tours (which owns approximately 120 motor coaches and three hotels) and Alaska Sightseeing/Trav-Alaska (which owns approximately 40 motor coaches). The primary competitor in Washington is Gazelle (with approximately 15 motor coaches). The primary competitors in the Canadian Rockies are Tauck Tours, Princess Tours and Brewster Transportation.

    Westmark Hotels compete with various hotels throughout Alaska, including the Super 8 national motel chain, many of which charge prices below those charged by HAL. Dining facilities in the hotels also compete with the many restaurants in the same geographic areas.

GOVERNMENT REGULATION

    HAL's motor coach operations are subject to regulation both at the federal and state levels, including primarily the Interstate Commerce Commission, the U.S. Department of Transportation, the Washington Utilities and Transportation Commission, the British Columbia Motor Carrier Commission and the Alaska Transportation Commission. Certain of HAL's tours involve federal properties and are subject to regulation by various federal agencies such as the National Park Service, the Federal Maritime Administration and the U.S. Forest Service.

    In connection with the operation of its beverage facilities in the Westmark Hotels, HAL is required to comply with state, county and/or city ordinances regulating the sale and consumption of alcoholic beverages. Violations of these ordinances could result in fines, suspensions or revocation of such licenses and preclude the sale of any alcoholic beverages by the hotel involved.

    In the operation of its hotels, HAL is required to comply with applicable building and fire codes. Changes in these codes have in the past and may in the future, require substantial capital expenditures to insure continuing compliance such as the installation of sprinkler systems.

                              SELLING SHAREHOLDERS


    The following table sets forth certain information regarding the beneficial ownership of the Class A Common Stock as of March 23, 1995, and as adjusted to reflect the sale of the Shares offered hereby, for all Selling Shareholders:



                                                                            SHARES OF CLASS A
                                     SHARES OF CLASS A
                                       COMMON STOCK                        COMMON STOCK TO BE
                                    BENEFICIALLY OWNED                     BENEFICIALLY OWNED
                                  BEFORE SALE UNDER THIS                    AFTER SALE UNDER
                                        PROSPECTUS                           THIS PROSPECTUS
        NAME OF SELLING           -----------------------   SHARES TO BE   -------------------
          SHAREHOLDER               NUMBER     PERCENTAGE       SOLD       NUMBER   PERCENTAGE
--------------------------------  ----------   ----------   ------------   ------   ----------
Cititrust (Jersey) Limited, as
  trustee for the Ted Arison
  1994 Cash Trust...............   8,000,000      3.5%        8,000,000       0         0%
The Royal Bank of Scotland Trust
  Company (Jersey) Limited, as
  trustee for The Ted Arison
  1992 Irrevocable Trust for
Micky...........................   2,000,000        (1)       2,000,000       0         0%
The Royal Bank of Scotland Trust
  Company (Jersey) Limited, as
  trustee for The Ted Arison
  1992 Irrevocable Trust for
Shari...........................   1,800,000        (1)       1,800,000       0         0%
The Royal Bank of Scotland Trust
  Company (Jersey) Limited, as
  trustee for The Ted Arison
  1992 Irrevocable Trust for Lin
No. 2...........................   2,000,000        (1)       2,000,000       0         0%
                                                                              -         --
                                  ----------     -----      ------------
                                  13,800,000      6.1%       13,800,000       0         0%
                                  ----------     -----      ------------      -         --
                                  ----------     -----      ------------      -         --


------------

(1) Less than one percent of the outstanding shares of Class A Common Stock.


    The Selling Shareholders are foreign trusts established for the benefit of Micky Arison, Shari Arison, Marilyn Arison and others. Micky Arison, the Chairman and Chief Executive Officer of the Company, is the son of Ted Arison. Shari Arison is the daughter of Ted Arison and, until July, 1993, was a director of the Company. Marilyn Arison is the wife of Ted Arison. Ted Arison is a significant shareholder of the Company. Because the trust instruments governing the Selling Shareholders provide Ted Arison and Micky Arison with certain voting and/or dispositive rights, either or both of them may be deemed to beneficially own all of the shares of Class A Common Stock held by the Selling Shareholders. However, Ted Arison disclaims beneficial ownership of all such shares and Micky Arison disclaims beneficial ownership of the shares beneficially owned by The Royal Bank of Scotland Trust Company (Jersey) Limited.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The Company's authorized capital stock consists of 399,500,000 shares of Class A Common Stock and 100,500,000 shares of Class B Common Stock.

VOTING

    Holders of Class A Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of the shareholders, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to five votes, except (i) for the election of directors, and (ii) as otherwise provided by law. In the annual election of directors, the holders of Class A Common Stock, voting as a separate class, are entitled to elect 25% of the directors to be elected (rounded up to the nearest whole number). The holders of Class B Common Stock, voting as a separate class, are entitled to elect 75% of the directors to be elected (rounded down to the nearest whole number), so long as the number of outstanding shares of Class B Common Stock is at least 12 1/2% of the number of outstanding shares of both classes of Common Stock. If the number of outstanding shares of Class B Common Stock falls below 12 1/2%, directors that would have been elected by a separate vote of that class will instead be elected by the holders of both classes of Common Stock, with holders of Class A Common Stock having one vote per share and holders of Class B Common Stock having five votes per share.

    Directors may be removed, with or without cause, by the holders of the class or classes of Common Stock that elected them. Vacancies in a directorship may be filled by the vote of the class of shares that had previously filled that vacancy, or by the remaining directors of that class; if there are no such directors, however, the vacancy may be filled by the remaining directors of the other class.

    Except for the election or removal of directors as described above and except for class votes as required by law, holders of both classes of Common Stock vote or consent as a single class on all matters, with each share of Class A Common Stock having one vote per share and each share of Class B Common Stock having five votes per share.

CONVERSION

    At the option of the holder of record, each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. Shares of Class A Common Stock are not convertible into shares of Class B Common Stock.

DIVIDENDS

    The holders of the Common Stock are entitled to receive such dividends, if any, as may be declared by the Board of Directors in its discretion out of funds legally available therefor. Any dividend declared by the Board of Directors on the Company's Common Stock must be paid concurrently at the same rate on the Class A Common Stock and the Class B Common Stock. Panamanian law permits the payment of dividends to the extent of retained earnings.

OTHER PROVISIONS

    Upon liquidation or dissolution of the Company, the holders of shares of Common Stock are entitled to receive on a pro rata basis all assets remaining for distribution to common stockholders. The Common Stock has no preemptive or other subscription rights and there are no other conversion rights or redemption or sinking fund provisions with respect to such shares. All shares of Class A Common Stock that are currently outstanding are fully paid and non-assessable.

    The B Trust is a party to an amended and restated shareholders agreement with the Company and certain other parties pursuant to which the B Trust may not voluntarily transfer its shares of Class B Common Stock until July 1, 1997, except under certain conditions designed to ensure, to the extent feasible, that the transfer will not affect the Company's CFC status. In addition, until such date, pursuant to the shareholder's agreement, the B Trust may not cause the Company to authorize or issue any securities, if after giving effect to the issuance thereof and to any related transactions, the Company would cease to be a CFC. The B Trust also may not convert its shares of Class B Common Stock into Class A Common Stock until July 1, 1997.

    Neither Panamanian law nor the Company's Articles of Incorporation or By-laws impose limitations on the right of non-resident or foreign owners to hold or vote shares of the Common Stock. While no tax treaty currently exists between the Republic of Panama and the United States, under current law the Company believes that distributions to its shareholders are not subject to taxation under the laws of the Republic of Panama.

    Under Panamanian law, directors of the Company may vote by proxy.

    The Company's transfer agent and registrar for the Class A Common Stock is Barnett Banks Trust Company, N.A.

                                    TAXATION

    The following discussion summarizes certain United States Federal income tax consequences to United States persons holding the Company's Class A Common Stock. This discussion is a summary for general information only, and is not a complete analysis of the tax considerations that may be applicable to a prospective investor. This discussion also does not address the tax consequences that may be relevant to particular categories of investors subject to special treatment under certain Federal income tax laws, such as dealers in securities, tax-exempt entities, banks, insurance companies and foreign individuals and entities. In addition, it does not describe any tax consequences arising out of the tax laws of any state, locality or foreign jurisdiction. The discussion is based upon currently existing provisions of the Code, existing and proposed regulations thereunder and current administrative rulings and court decisions. All of the foregoing are subject to change and any such change could affect the continuing validity of this discussion. In connection with the foregoing, investors should be aware that the Tax Reform Act of 1986 (hereinafter, the "1986 Tax Act") changed significantly the United States Federal income tax rules applicable to the Company and certain holders of its stock (including the Principal Shareholders). Although the relevant provisions of the 1986 Tax Act are discussed herein, those provisions have not yet been the subject of extensive administrative or judicial interpretation. Accordingly, there can be no assurance that such interpretation will not have an adverse impact on an investment in the Class A Common Stock.

    PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ANY INVESTMENT IN THE CLASS A COMMON STOCK, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.


DIVIDENDS; UNDISTRIBUTED INCOME OF THE COMPANY


    A United States person whose holdings of the Company's Class A Common Stock (including shares such person is considered to own under applicable attribution rules) represent less than 10 percent of the total combined voting power of all classes of the Company's capital stock, generally is not required to recognize income by reason of the Company's earnings until such earnings are distributed. Dividends paid by the Company to such a shareholder will be taxable to such shareholder as dividend income to the extent of the Company's current or accumulated earnings and profits. Such dividends generally will not be eligible for any dividends-received deduction. The same treatment will apply to any dividends that may be distributed to all shareholders by reason of certain tax liabilities of the Principal Shareholders.

    If, however, the Company is a CFC for an uninterrupted period of 30 days during any taxable year of the Company, a United States person who owns (or is considered to own) 10% or more of the Company's voting power (a "Ten Percent Shareholder") on the last day of such taxable year on which the Company is a CFC will generally be required to include in ordinary income his pro rata share of the Company's "subpart F income" for that taxable year and, in addition, certain other items, including, under certain circumstances, the Company's increase in earnings invested in United States property, and amounts of previously excluded subpart F income withdrawn by the Company from investment in certain shipping and related assets, whether or not any amounts are actually distributed to shareholders. "Subpart F income" includes, among other things, "foreign base company shipping income", which is defined to include income derived from using or chartering a vessel in foreign commerce or from the sale, exchange or other disposition of a vessel. Accordingly, a substantial part of the Company's earnings will be subpart F income. Earnings and profits of the Company already included in income by a Ten Percent Shareholder by reason of the CFC provisions discussed above are not again included in income by such Ten Percent Shareholder or his assignee when an actual distribution is made. Other distributions by the

Company by way of dividends with respect to the Common Stock out of current or accumulated earnings and profits will be taxed to Ten Percent Shareholders as ordinary income.

    The Company is currently a CFC and thus, the special rules discussed above will apply to certain of the Principal Shareholders.


DISPOSITIONS OF CLASS A COMMON STOCK


    In general, any gain or loss on the sale or exchange of Class A Common Stock of the Company by a United States shareholder will be capital gain or loss, provided such stock is held as a capital asset. However, any United States person who was a Ten Percent Shareholder of the Company at any time during the five-year period ending on the date of sale or exchange (or a distribution liquidation) when the Company was a CFC may be required to treat all or a portion of the gain from a sale or exchange of Class A Common Stock as ordinary income (to the extent of his proportionate share of certain earnings and profits of the Company) rather than as capital gain. Any capital gain or loss recognized on a sale or exchange of Class A Common Stock will be long-term capital gain or loss if the shareholder has held the Class A Common Stock for more than one year.


OTHER JURISDICTIONS


    The Company anticipates that distributions to its shareholders will not be subject to taxation under the laws of the Republic of Panama.

                                  UNDERWRITING


    Subject to the terms and conditions set forth in the Underwriting Agreement among the Company, the Selling Shareholders and the U.S. Underwriters named below, each of the Selling Shareholders has severally agreed to sell to each of the U.S. Underwriters, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., Bear, Stearns & Co. Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, has severally agreed to purchase from the Selling Shareholders the respective number of shares of Class A Common Stock set forth opposite its name below:



                                                                   NUMBER OF SHARES
                                                                      OF CLASS A
                          UNDERWRITER                                COMMON STOCK
----------------------------------------------------------------   ----------------
Goldman, Sachs & Co.............................................
Bear, Stearns & Co. Inc.........................................
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated..........................................

                                                                   ----------------
          Total.................................................      11,040,000
                                                                   ----------------
                                                                   ----------------


    Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.


    The U.S. Underwriters propose to offer the shares of Class A Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at
such price less a concession of $          per share. The U.S. Underwriters may
allow, and such dealers may reallow, a concession not in excess of $ per share to certain brokers and dealers. After the shares of Class A Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.


    The Company and the Selling Shareholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of 2,760,000 shares of Class A Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, Bear, Stearns International Limited and Merrill Lynch International Limited.


    Pursuant to an agreement between the U.S. and international underwriting syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Class A Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed or will agree pursuant to the Agreement Between that, as part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Class A Common Stock,
(a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

    Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Class A Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.


    The Company has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 1,656,000 additional shares of Class A Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 11,040,000 shares of Class A Common Stock offered. The Company has granted the International Underwriters a similar option to purchase up to an aggregate of 414,000 additional shares of Common Stock.



    For a period of 90 days after the date of this Prospectus, the Company, Ted Arison, Micky Arison and the Selling Shareholders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Class A Common Stock or any security substantially similar thereto, or any other security convertible into, or exchangeable for, shares of Class A Common Stock of the Company or any security substantially similar thereto, without the prior written consent of the representatives of the U.S. and International Underwriters, except for any securities issued by the Company pursuant to employee benefit plans or upon the conversion of convertible or exchangeable securities currently outstanding. In addition, for a period of 90 days after the date of this Prospectus, each of Ted Arison and Micky Arison has agreed not to consent to any such disposition by any trust that owns shares of Class A Common Stock, Class B Common Stock or other securities of the type described in the preceding sentence over which such person has voting or dispositive power, without the prior written consent of the representatives of the U.S. and International Underwriters.


    The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Act.


    Mr. Uzi Zucker, a Director of the Company, is a Managing Director of Bear, Stearns & Co. Inc. ("Bear Stearns"). Bear Stearns is one of the investment banking firms serving as a U.S. Underwriter in this offering and Bear, Stearns International Limited is one of the International Underwriters in the International Offering. In addition, Bear Stearns (i) is one of the investment banking firms serving as an agent of the Company in connection with the Company's ongoing offering of $100,000,000 of Medium Term Notes and (ii) has served as an underwriter in previous public offerings by the Company. In addition, Bear Stearns has provided other investment banking and consulting services to the Company during the fiscal years ended November 30, 1994, 1993 and 1992, and during the current fiscal year. It is expected that Bear Stearns may continue to provide investment banking and consulting services to the Company when so requested by the Company.

                             VALIDITY OF SECURITIES

    The validity of the Shares will be passed upon by Tapia Linares y Alfaro, Panama City, Republic of Panama. Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York, has acted as special United States counsel to the Company in connection with the offering of the Shares. Certain legal matters relating to New York law in connection with the offering of the Shares will be passed upon for the Underwriters by Sullivan & Cromwell, New York, New York. James M. Dubin, a partner of Paul, Weiss, Rifkind, Wharton & Garrison, is the sole stockholder of the trustee of the B Trust. Paul, Weiss, Rifkind, Wharton & Garrison also serves as counsel to Micky Arison. See "Certain Considerations--Control by Principal Shareholders".

                                    EXPERTS

    The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A #1 for the year ended November 30, 1994, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY
SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                              -------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents by
Reference.............................    2
Prospectus Summary....................    3
The Company...........................    6
Certain Considerations................    6
Use of Proceeds.......................    7
Price Range of Class A Common Stock
and Dividends.........................    8
Dividend Policy.......................    8
Capitalization........................   10
Selected Financial Data...............   11
Management's Discussion and
  Analysis of Financial Condition and
Results of Operations.................   13
Business..............................   17
Selling Shareholders..................   29
Description of Capital Stock..........   30
Taxation..............................   32
Underwriting..........................   34
Validity of Securities................   36
Experts...............................   36


                                 13,800,000 SHARES

                               CARNIVAL CORPORATION

                               CLASS A COMMON STOCK
                            (PAR VALUE $.01 PER SHARE)

                                 --------------

                                [CARNIVAL LOGO]

                                 --------------

                              GOLDMAN, SACHS & CO.

                            BEAR, STEARNS & CO. INC.

                              MERRILL LYNCH & CO.

                      REPRESENTATIVES OF THE UNDERWRITERS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 (ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS)
                  SUBJECT TO COMPLETION, DATED MARCH 24, 1995


                               13,800,000 SHARES

[LOGO]
                              CARNIVAL CORPORATION

                              CLASS A COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                              -------------------

     Of the 13,800,000 shares of Class A Common Stock offered, 2,760,000 shares are being offered hereby in an international offering outside the United States and 11,040,000 shares are being offered in a concurrent offering in the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".

    All of the 13,800,000 shares of Class A Common Stock offered are being sold by certain shareholders of the Company. See "Selling Shareholders". The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Shareholders.


    The Class A Common Stock is listed on the New York Stock Exchange under the symbol "CCL". The last reported sale price of the Class A Common Stock on the New York Stock Exchange on March 23, 1995 was $22.25 per share. See "Price Range of Class A Common Stock and Dividends".

                              -------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
     ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -------------------

                                                     INITIAL PUBLIC   UNDERWRITING   PROCEEDS TO SELLING
                                                     OFFERING PRICE   DISCOUNT(1)      SHAREHOLDERS(2)
                                                     --------------   ------------   -------------------
Per Share..........................................   $               $                  $
Total(3)...........................................   $               $                  $

------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting estimated expenses of $          payable by the Company and
    $          payable by the Selling Shareholders.

(3) The Company has granted the International Underwriters an option for 30 days to purchase up to an additional 414,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, an over-allotment option on 1,656,000 shares has been granted by the Company as part of the U.S. Offering. If such options are exercised in full, the total initial public offering price,
    underwriting discount and proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting".

                              ----------------------

    The shares offered hereby are offered severally by the International Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New
York, on or about             , 1995.

GOLDMAN SACHS INTERNATIONAL
                   BEAR, STEARNS INTERNATIONAL LIMITED
                                      MERRILL LYNCH INTERNATIONAL LIMITED
                              -------------------

               The date of this Prospectus is             , 1995.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 (ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS)

                                    TAXATION

    The following general discussion summarizes certain United States Federal tax consequences of the ownership and disposition of Class A Common Stock by a person that, for United States Federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign estate or trust (a "Non-U.S. Shareholder"). This discussion does not purport to be a complete analysis or listing of all potential tax considerations relevant to a decision to purchase the Class A Common Stock. In addition, this discussion does not address tax consequences that may be relevant to investors that are not Non-U.S. Shareholders (including United States taxpayers owning beneficial interests in, or who are otherwise subject to United States Federal income tax with respect to the income of, entities that are Non-U.S. Shareholders), nor any tax consequences arising under the law of any state, locality or foreign jurisdiction. The discussion is based upon currently existing provisions of the Code, existing and proposed regulations thereunder and current administrative rulings and court decisions. All of the foregoing are subject to change and any such change could affect the continuing validity of this discussion. In connection with the foregoing, investors should be aware that the Tax Reform Act of 1986 (hereinafter, the "1986 Tax Act") changed significantly the United States Federal income tax rules applicable to the Company and certain holders of its stock (including the Principal Shareholders). Although the relevant provisions of the 1986 Tax Act are discussed herein, those provisions have not yet been the subject of extensive administrative or judicial interpretation. Accordingly, there can be no assurance that such interpretation will not have an adverse impact on an investment in the Class A Common Stock by Non-U.S. Shareholders.


    PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ANY INVESTMENT IN THE CLASS A COMMON STOCK, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.



DIVIDENDS; GAIN ON SALE


    Except as discussed below, dividends paid by the Company to shareholders that are Non-U.S. Shareholders and gain recognized by a Non-U.S. Shareholder upon a sale or exchange of Class A Common Stock generally will not be subject to United States Federal income tax provided that the dividend or gain is not "effectively connected" with a United States trade or business of the Non-U.S. Shareholder and, in the case of gain recognized by a non-resident alien individual, such individual was not present in the United States for 183 or more days in the taxable year of the sale. Non-U.S. Shareholders should note, however, that certain individuals who are not otherwise residents of the United States may nonetheless fail to qualify as non-resident aliens for United States Federal income tax purposes depending on their individual circumstances and applicable treaty rules. Investors in doubt as to their status for this purpose are urged to consult their tax advisers.


U.S. INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX


    Under temporary United States Treasury regulations, United States information reporting requirements (but not backup withholding tax) will apply to dividends paid on Class A Common Stock to a Non-U.S. Shareholder at an address outside the United States. The application of United States information reporting and backup withholding rules to a payment of the proceeds of a sale of Class A Common Stock, however, depends on the type of broker through whom the sale is effected. As a general matter, information reporting and backup withholding will not apply to a payment of the proceeds of a sale of Class A Common Stock by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the

                 (ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS)

proceeds of a sale of Class A Common Stock by a foreign office of either (i) a U.S. broker, or (ii) a foreign broker that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or that is a CFC, unless the broker has documentary evidence in its records that the holder is a Non-U.S. Shareholder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of Class A Common Stock is subject to both backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. A Non-U.S. Shareholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the United States Internal Revenue Service.

    The regulations expressly provide that the Treasury is still considering the issue of whether backup withholding will apply with respect to payments of dividends or the proceeds of sale that are not subject to backup withholding under the current regulations. Although the regulations indicate that any new provisions that impose backup withholding on such payments will apply only to payments after the date such regulations are issued, such provisions may apply to such future payments made on or with respect to outstanding Class A Common Stock. Accordingly, such future regulations could result in the imposition of backup withholding in respect of future payments of dividends on, or the proceeds of sale of, Class A Common Stock, notwithstanding that the foregoing requirements may have been satisfied.


OTHER JURISDICTIONS


    The Company anticipates that distributions to its shareholders will not be subject to taxation under the laws of the Republic of Panama.

                 (ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS)

                                  UNDERWRITING


    Subject to the terms and conditions set forth in the Underwriting Agreement among the Company, the Selling Shareholders and the International Underwriters named below, each of the Selling Shareholders has severally agreed to sell to each of the International Underwriters, and each of such International Underwriters, for whom Goldman Sachs International, Bear, Stearns International Limited, and Merrill Lynch International Limited are acting as representatives, has severally agreed to purchase from the Selling Shareholders the respective number of shares of Class A Common Stock set forth opposite its name below:


                                                                   NUMBER OF SHARES
                                                                      OF CLASS A
                           UNDERWRITER                               COMMON STOCK
----------------------------------------------------------------   ----------------
Goldman Sachs International.....................................
Bear, Stearns International Limited.............................
Merrill Lynch International Limited.............................

                                                                   ----------------
      Total.....................................................       2,760,000
                                                                   ----------------
                                                                   ----------------

    Under the terms and conditions of the Underwriting Agreement, the International Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.


    The International Underwriters propose to offer the shares of Class A Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities
dealers at such price less a concession of $          per share. The
International Underwriters may allow, and such dealers may reallow, a concession
not in excess of $          per share to certain brokers and dealers. After the
shares of Class A Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.


    The Company and the Selling Shareholders have entered into an underwriting agreement (the "U.S. Underwriting Agreement") with the underwriters of the U.S. offering (the "U.S. Underwriters") providing for the concurrent offer and sale of 11,040,000 shares of Class A Common Stock in the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the U.S. offering, and vice versa. The representatives of the U.S. Underwriters are Goldman, Sachs & Co., Bear, Stearns & Co. Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.


    Pursuant to an agreement between the U.S. and international underwriting syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Class A Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its

                 (ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS)

territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the U.S. Underwriters has agreed or will agree pursuant to the Agreement Between that, as part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Class A Common Stock,
(a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

    Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Class A Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.


    The Company has granted the International Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 414,000 additional shares of Class A Common Stock solely to cover over-allotments, if any. If the International Underwriters exercise their over-allotment option, the International Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 2,760,000 shares of Class A Common Stock offered. The Company has granted the U.S. Underwriters a similar option to purchase up to an aggregate of 1,656,000 additional shares of Common Stock.



    For a period of 90 days after the date of this Prospectus, the Company, Ted Arison, Micky Arison and the Selling Shareholders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Class A Common Stock or any security substantially similar thereto, or any other security convertible into, or exchangeable for, shares of Class A Common Stock of the Company or any security substantially similar thereto, without the prior written consent of the representatives of the U.S. and International Underwriters, except for any securities issued by the Company pursuant to employee benefit plans or upon the conversion of convertible or exchangeable securities currently outstanding. In addition, for a period of 90 days after the date of this Prospectus, each of Ted Arison and Micky Arison has agreed not to consent to any such disposition by any trust that owns shares of Class A Common Stock, Class B Common Stock or other securities of the type described in the preceding sentence over which such person has voting or dispositive power, without the prior written consent of the representatives of the U.S. and International Underwriters.



    Each International Underwriter has also agreed that (a) it has not offered or sold, and will not offer or sell, in the United Kingdom, by means of any document, any shares of Class A Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985 of Great Britain, (b) it has complied, and will comply with, all applicable provisions of the Financial Services Act 1986 of Great Britain with respect to anything done by it in relation to the shares of Class A Common Stock in, from or otherwise involving the United Kingdom, and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of the shares of Class A Common Stock to a person who is of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988 (as amended) of Great Britain or is a person to whom the document may otherwise lawfully be issued or passed on.

                 (ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS)

    Buyers of shares of Class A Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the initial public offering price.

    The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Act.


    Mr. Uzi Zucker, a Director of the Company, is a Managing Director of Bear, Stearns & Co. Inc. ("Bear Stearns"). Bear Stearns is one of the investment banking firms serving as a U.S. Underwriter in the U.S. Offering and Bear, Stearns International Limited is one of the International Underwriters in this offering. In addition, Bear Stearns (i) is one of the investment banking firms serving as an agent of the Company in connection with the Company's ongoing offering of $100,000,000 of Medium Term Notes and (ii) has served as an underwriter in previous public offerings by the Company. In addition, Bear Stearns has provided other investment banking and consulting services to the Company during the fiscal years ended November 30, 1994, 1993 and 1992, and during the current fiscal year. It is expected that Bear Stearns may continue to provide investment banking and consulting services to the Company when so requested by the Company.


                             VALIDITY OF SECURITIES


    The validity of the Shares will be passed upon by Tapia Linares y Alfaro, Panama City, Republic of Panama. Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York, has acted as special United States counsel to the Company in connection with the offering of the Shares. Certain legal matters relating to New York law in connection with the offering of the Shares will be passed upon for the Underwriters by Sullivan & Cromwell, New York, New York. James M. Dubin, a partner of Paul, Weiss, Rifkind, Wharton & Garrison, is the sole stockholder of the trustee of the B Trust. Paul, Weiss, Rifkind, Wharton & Garrison also serves as counsel to Micky Arison. See "Certain Considerations--Control by Principal Shareholders".


                                    EXPERTS

    The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A #1 for the year ended November 30, 1994, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                 (ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN CARNIVAL CORPORATION OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS
NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF
ANY TIME SUBSEQUENT TO ITS DATE.

                              -------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents by
Reference.............................    2
Prospectus Summary....................    3
The Company...........................    6
Certain Considerations................    6
Use of Proceeds.......................    7
Price Range of Class A Common Stock
and Dividends.........................    8
Dividend Policy.......................    8
Capitalization........................   10
Selected Financial Data...............   11
Management's Discussion and
  Analysis of Financial Condition and
Results of Operations.................   13
Business..............................   17
Selling Shareholders..................   29
Description of Capital Stock..........   30
Taxation..............................   32
Underwriting..........................   34
Validity of Securities................   36
Experts...............................   36

                               13,800,000 SHARES

                             CARNIVAL CORPORATION

                             CLASS A COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                                 --------------

                                [CARNIVAL LOGO]

                                 --------------

                          GOLDMAN SACHS INTERNATIONAL

                      BEAR, STEARNS INTERNATIONAL LIMITED

                      MERRILL LYNCH INTERNATIONAL LIMITED

                      REPRESENTATIVES OF THE UNDERWRITERS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


    The estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are set forth in the following table.



Securities and Exchange Commission Fee.......................   $126,550
Accountants' fees and expenses...............................     10,000(1)
Legal fees and expenses......................................     50,000(1)
Printing and engraving.......................................     50,000(1)
Blue Sky fees and expenses...................................     10,000(1)
Miscellaneous expenses.......................................     10,000(1)
                                                                --------
      Total..................................................   $256,550(1)
                                                                --------
                                                                --------


------------

(1) Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company's Articles of Incorporation and By-Laws provide, subject to the requirements set forth therein, that with respect to any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, the Company shall indemnify such person by reason of the fact that he is or was a director or an officer, and may indemnify such person by reason of the fact that he is or was an employee or agent of the Company or is or was serving at its request as a director, officer, employee or agent in another corporation, partnership, joint venture, trust or other enterprise, in either case against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Company has entered into indemnity agreements with Maks L. Birnbach, William S. Ruben, Stuart Subotnick, Sherwood M. Weiser and Uzi Zucker providing essentially the same indemnities as are described in the Company's Articles of Incorporation.

    Under a registration rights agreement among the Company and certain irrevocable trusts (the "Trusts"), the Trusts have agreed to indemnify the Company, its directors and officers and each person who controls the Company within the meaning of the Exchange Act, against certain liabilities. In addition, under a registration rights agreement between the Company and Ted Arison, Ted Arison has agreed to indemnify the Company, its directors and officers and each person who controls the Company within the meaning of the Act against certain liabilities.

ITEM 16. EXHIBITS

    The following Exhibits are filed as part of this Registration Statement:


1(a)    -- Form of U.S. Underwriting Agreement to be entered into by the Selling Shareholders, the Company and the U.S. Underwriters*
1(b)    -- Form of International Underwriting Agreement to be entered into by the Selling
           Shareholders, the Company and the International Underwriters*
4(a)    -- Form of Amended and Restated Articles of Incorporation of the Company (Incorporated
           by reference to Exhibit No. 4.1 to the Company's Quarterly Report on Form 10-Q for
           the quarter ended February 28, 1995 (File No. 1-9610))
4(b)    -- Form of By-laws of the Company (Incorporated by reference to Exhibit No. 3.2 to the
           Company's Amendment No. 1 to the Registration Statement on Form S-1 (File No.
           33-14844))
5       -- Opinion of Tapia, Linares y Alfaro as to the legality of the Class A Common Stock*
8       -- Opinion of Paul, Weiss, Rifkind, Wharton & Garrison as to tax matters*
23(a)   -- Consent of Price Waterhouse LLP+
23(b)   -- Consent of Tapia, Linares y Alfaro (included in their opinion filed as Exhibit 5)*
24      -- Power of Attorney**


------------

 * To be filed by amendment.


** Previously filed.



+ Replaces previously filed exhibit.


ITEM 17. UNDERTAKINGS

    (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (c) The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining the liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be filed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on the 24th day of March, 1995.


                                          CARNIVAL CORPORATION

                                          By          /s/ HOWARD S. FRANK
                                             ...................................
                                                      Howard S. Frank
                                              (Chief Financial and Accounting
                                                          Officer)


    Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



             SIGNATURE                               TITLE                        DATE
------------------------------------  ------------------------------------   ---------------

                 *                    Chairman of the Board, Chief           March 24, 1995
....................................    Executive Officer, Director and
            Micky Arison                Authorized Representative

        /s/ HOWARD S. FRANK           Vice-Chairman, Chief Financial and     March 24, 1995
....................................    Accounting Officer and Director
          Howard S. Frank

....................................  Director                               , 1995
          Maks L. Birnbach

....................................  Director                               , 1995
       Richard G. Capen, Jr.

                 *                    Director                               March 24, 1995
....................................
        Robert H. Dickinson

                 *                    Director                               March 24, 1995
....................................
         A. Kirk Lanterman

                 *                    Director                               March 24, 1995
....................................
          Harvey Levinson

                 *                    Director                               March 24, 1995
....................................
        Modesto A. Maidique

                 *                    Director                               March 24, 1995
....................................
          William S. Ruben

                 *                    Director                               March 24, 1995
....................................
          Stuart Subotnick

....................................  Director                               , 1995
         Sherwood M. Weiser

                 *                    Director                               March 24, 1995
....................................
           Meshulam Zonis

....................................  Director                               , 1995
             Uzi Zucker



*By     /s/ HOWARD S. FRANK

    ...................................


             Howard S. Frank
            (Attorney-in-fact)

                               INDEX TO EXHIBITS


                                                                                    SEQUENTIAL
                                                                                       PAGE
EXHIBITS                                                                              NUMBER
--------                                                                            ----------
 1(a)      -- Form of U.S. Underwriting Agreement to be entered into by the
              Selling Shareholders, the Company and the U.S. Underwriters*
 1(b)      -- Form of International Underwriting Agreement to be entered into by the Selling Shareholders, the Company and the International
              Underwriters*
 4(a)      -- Form of Amended and Restated Articles of Incorporation of the
              Company (Incorporated by reference to Exhibit No. 4.1 to the
              Company's Quarterly Report on Form 10-Q for the quarter ended
              February 28, 1995 (File No. 1-9610))
 4(b)      -- Form of By-laws of the Company (Incorporated by reference to
              Exhibit No. 3.2 to the Company's Amendment No. 1 to the Registration
              Statement on Form S-1 (File No. 33-14844))
 5         -- Opinion of Tapia, Linares y Alfaro as to the legality of the Class
              A Common Stock*
 8         -- Opinion of Paul, Weiss, Rifkind, Wharton & Garrison as to tax
              matters*
 23(a)     -- Consent of Price Waterhouse LLP+
 23(b)     -- Consent of Tapia, Linares y Alfaro (included in their opinion filed as Exhibit 5)*
 24        -- Power of Attorney**


------------

 * To be filed by amendment.


** Previously filed.



 + Replaces previously filed exhibit.